United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2005
Valley of the Rio Doce Company
(Translation of Registrant’s name into English)
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Release
2Q05 Financial Pages (US GAAP F Pages)
2Q05 Financial Pages (US GAAP S Pages)
Signature page

US GAAP
REAPING THE FRUITS OF THE LONG CYCLE
CVRD’s performance in the second quarter of 2005
BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP
Rio de Janeiro, August 10, 2005 - Excellence in strategy execution, supported mainly by discipline in capital allocation, has enabled CVRD to successfully take advantage of the opportunities offered by the long cycle of mining and metals. The results of the second quarter of 2005 (2Q05) reflect this process, with the achievements of new records: shipments of iron ore and pellets, gross revenues, operational performance, cash generation and net earnings. The quality of the result is highlighted by production records –112.157 million tons of iron ore in 1H05, capital expenditure of US$ 2.5 billion in the last 12 months and the achievement of the investment grade rating.
www.cvrd.com.br
rio@cvrd.com.br
Investor Relations Department
Roberto Castello Branco
Alessandra Gadelha
Barbara Geluda
Daniela Tinoco
Eduardo Mello Franco
Rafael Azevedo
Tel: (5521) 3814-4540
•	62.386 million tons of iron ore and pellets shipped in 2Q05, beating the 4Q04 record of 61.824 million tons.
•	Gross revenues of US$3.721 billion, 53.3% higher than the previous quarterly record, of US$2.428 billion for 4Q04.
•	Operating profit, measured by adjusted EBIT(1), reached US$1.771 billion, 112.9% more than in 2Q04.
•	Adjusted EBIT margin of 50.1%, 680 basis points (bp) higher than the previous record of 43.3% in 2Q04.
•	Adjusted EBITDA(2), at US$2.033 billion, more than doubled the value of 2Q04, passing the US$2 billion mark for the first time in CVRD’s history.
•	LTM adjusted EBITDA amounted to US$5.034 billion, showing its thirteenth consecutive quarter of growth.

•	Net earnings of US$ 1.630 billion, 223.4% yoy growth, and 72.9% higher than the previous record of US$ 943 million, registered in 3Q04.
SELECTED FINANCIAL INDICATORS

					US$ million
	2Q04	1Q05	2Q05	1S04	1S05
Gross revenues	2,033	2,328	3,721	3,764	6,049
Adjusted EBIT	832	795	1,771	1,415	2,566
Adjusted EBIT margin (%)	43.3	35.9	50.1	39.6	44.6
Adjusted EBITDA	971	993	2,033	1,714	3,026
Net earnings	504	698	1,630	909	2,328
Earnings per share (US$)	0.44	0.61	1.41	0.79	2.02
Annualized ROE (%)	31.8	35.4	39.0	31.8	39.0
Total debt/ adjusted LTM EBITDA (3) (x)	1.55	1.05	0.83	1.55	0.83
Capex	488.3	570.3	821.3	846.3	1,391.6

Except where otherwise indicated, operational and financial information in this press release is based on the consolidated figures in accordance with generally accepted accounting principles in the United States (US GAAP). Except for the information on investments and market behavior, this information is based on quarterly financial statements reviewed by independent auditors. The main subsidiaries of CVRD that are consolidated are: Caemi, Alunorte, Albras, RDM, RDME, RDMN, Urucum Mineração, Docenave, Ferrovia Centro-Atlântica (FCA), Itaco, CVRD Overseas and Rio Doce International Finance.
2Q05

US GAAP
BUSINESS OUTLOOK
The global economy appears to be close to completion of a transition toward a more sustainable long-term rate of expansion. In spite of the adverse effect of the shock in oil prices – whose persistence at high levels, indeed, reflects the strength of demand – there are good indications that the world economic growth is robust and should continue over the coming quarters.
In 2Q05 the US economy completed its ninth consecutive quarter with an annual expansion rate above 3%. At the same time, China’s annualized GDP growth rate has been above 9% since 3Q03 and was 9.5% in 2Q05.
Leading indicators of manufacturing industry activity are showing signals that suggest a strong recovery, as new wholesale orders, production, purchasing orders/inventories have been growing significantly since June.
There was substantial accumulation of inventories in the US in 4Q04 and 1Q05, leading companies to reduce them in 2Q05. Therefore, the ISM (Institute of Supply Management) indicator for the industry reached in May 2005 its lowest point of a downtrend which begun in 2Q04. Since then, its behavior reversed markedly, indicating acceleration of industrial growth in the next two quarters.
The adjustment in the US economy coincided with a similar industrial movement in other important economies, in terms of consumption of inventories of commodities and processed raw materials, which had reached excessive levels in response to the increase in prices and supply-side uncertainties in 2004.
With this phase completed, there is a recovery in the Purchasing Manager Indices (PMIs) in practically all the world’s regions, suggesting the start of a globally synchronized recovery in economic activity. This synchronization had been broken down since the middle of 2004, with the slow growth of Japan and the Eurozone.
The dynamics of the cycle now translate into new purchase orders, increased international trade flows, industrial growth, and recovery in commodity prices. Symptomatically, copper prices reached 20-year record highs in June and July, and primary aluminum prices interrupted their downtrend initiated since last March, accumulating a fall of 15.5% until the first week of July.
In the steel industry, the International Iron and Steel Institute (IISI) figure of 7.6% for global expansion of production in the first half of the year hides the disparity between the very strong Chinese growth of 28.3% and a soft patch in the rest of the world, where production increased by only 0.6%, as a result of the marginal cuts since February. Indeed, building of inventories in the hands of consumers of steel products forced the industry to slow down production, primarily in the EU and North America – where crude steel output decreased, respectively, by 1.7% and 2.6%.
In the developing economies, which are less subject to cyclical variations, being China and India typical examples, steel production continued to grow vigorously, with increases of 28.3% and 12%, respectively, in the first half of 2005.
In the coming months we expect to see the differences between steel production growth in the various regions of the world diminishing – with more moderate expansion in China, where there appears to be a short term excess supply in long steels, and a recovery in the European Union and the US, reflecting the reduction of inventories over recent months. It is important to point out that the urbanization process in large scale in China is expected to continue for at least the next 10 years. Thus, strong demand for long steel, used in civil construction, should prevail.
2Q05

US GAAP
In China, fixed assets investments, a good leading indicator for steel consumption, has been growing at annual rates above 25% since March, and was 27.1% in June. Thus, the strong outlook for consumption combined with the probably more moderate increase in production indicates lower availability for exports, setting the stage for a recovery in steel production in other regions of the world.
A scenario in which there is persistent economic growth in China, strengthening of the US, European and Japanese economies, and a slow response from supply given the restraints on supply of equipment, makes it possible to foresee lengthening of the present mining and metals cycle.
The continuity of the global economic growth — with strong liquidity in the financial markets and solid demand for commodities – tends to benefit Brazil and sustain the appreciation of the Real against the US dollar.
As a result of the performance of steel production, Chinese imports of iron ore reached 131.2 million tons in the first half of 2005 (1H05), 34.1% higher yoy. China’s volume of imports in 1H05 was equal to the annual imports of the whole of the European Union, for example.
In spite of record imports, inventories of iron ore in the Chinese ports in July continued to be low. Spot market prices started rising again, remaining above benchmark prices. Thus, all the signs indicate that excess global demand for iron ore will continue.
In July, the China National Development & Reform Commission issued its Steel Industry Development Policy, aiming to restructure the steel industry turning it more efficient and competitive in the global market. The steel industry in China is still very fragmented: according to the China Iron & Steel Association (CISA) in 2004 there were 871 steel mills in operation, but only 15 with capacity of 5 million tons per year or more, and the top 10 companies were producing 35% of the total output. The Chinese government’s target is to increase this percentage to 50% in 2005 and 70% in 2010, through mergers and expansion of the more competitive operations.
Since the directives of the new policy do not apply to projects that have already been approved, we believe their effects will not be felt in the short term. It is possible, however, to predict that the focus on consolidation, productivity gains and product quality improvements will tend to benefit an iron ore supplier such as CVRD, which has large scale, high quality products, capacity to develop specific solutions, and whose clients are among the players with the largest scale, financial capacity and advanced technological development.
The market for alumina continues to show signs of disequilibrium between supply and demand. Chinese imports in 1H05 were 3.7 million tons, 30% more than in 1H04, and prices have passed the US$ 400/ton mark. Our expectation is that this scenario will not change significantly over the next 18 months.
The situation in the ferro alloys market is different from that of the other mineral products. After a strong rise which began in 4Q03, prices entered a downtrend starting around the middle of 2004, with the exception of medium carbon ferro-manganese alloy, whose price fall is more recent, becoming pronounced in 1Q05.
The imbalance in the alloys market was caused by the strong expansion of capacity – which, according to data from the International Manganese Institute, was 12.3% in 2003 and 15.4% in 2004 – and in global production, which grew 20% in 2004, put in place mainly by the higher-cost, non-integrated producers. The expansion of Chinese production – from 20% of global alloys production in 2000 to 35% in
2Q05

US GAAP
2004, supported by a considerable increase in imports of manganese ore since 2001– was a key factor in this context of excess supply.
Due to the context of accumulation of inventories and falling prices, CVRD is shutting down temporarily the two furnaces of its Mo I Rana plants, in Norway, and running the Dunkerque unit, in France, at half-capacity – these two actions should reduce the company’s output of alloys by an estimated 200,000 tons in an annualized basis. At the same time, other players are also reducing production, some recently re-activated plants are being closed, and the Chinese government is eliminating export incentives.
As a consequence, we expect alloy prices to stabilize in the near future. Manganese ore and ferro alloys provided 4.2% of CVRD’s total sales revenue in 2Q05.
IMPORTANT RECENT EVENTS
•	CVRD rated investment grade
On July 8, Moody’s Investors Service upgraded CVRD foreign currency rating from Ba1 to Baa3. According to Moody’s rating scale, Baa3 qualifies the Company as a moderate credit risk issuer, without speculative elements, corresponding to investment grade.
The upgrade of CVRD’s rating is a landmark in its growth path, characterized by the Company’s strong commitment to shareholder value creation. CVRD is the first Brazilian company to obtain the investment grade rating.
•	Dividend payment
On April 29, CVRD distributed to its shareholders a total of US$ 500 million, equivalent to US$ 0.435 per share, as the first installment of the minimum dividend for the year of 2005, set at US$ 1.0 billion.
Payment of the second tranche of the minimum dividend is scheduled for October 31.
•	Development of the Vermelho nickel project approved
In July, CVRD’s Board of Directors gave the go-ahead for development of the Vermelho nickel project, located in the Carajás mineral province, in the Brazilian state of Pará. This project will mark the Company’s entry into the global nickel market. The Vermelho project will have production capacity for approximately 46,000 tons per year (tpy) of metallic nickel and 2,800 tpy of cobalt. The useful life of the project is estimated to be 40 years.
The estimated investment is up to US$ 1.2 billion, with startup scheduled for the fourth quarter of 2008.
•	CVRD begins mineral exploration in Australia
In July CVRD signed agreement with the Australian mining companies Aquila Resources Limited and AMCI Holdings for an exploration study of the Belvedere Coal Underground Project (Belvedere). Belvedere is an estimated 2.7 billion ton hard coking coal resource located in the state of Queensland, Australia.
At the conclusion of the pre-feasibility study, CVRD has the option to acquire a 51% interest in Belvedere at a price of US$ 90 million. CVRD has further options to increase its stake in the project up to 100% by acquiring its partners’ interests at a fair market value determined at the time of the exercising of each option.
With this project, CVRD now has mineral exploration investments in four continents: South America, Africa, Asia and Australasia.
2Q05

US GAAP
•	First iron ore shipment to Ukraine
In August, CVRD concluded its first iron ore shipment to Ukraine. Ukraine is the world seventh largest steel producer. This shipment represents the conquest of a new frontier of the iron ore seaborne market.
•	Divestment of QCM
CVRD’s subsidiary Caemi sold its shareholding in Quebec Cartier Mining Company (QCM), an iron ore and pellets producer with operations in Quebec, Canada, for US$ 125 million, to Dofasco Inc, on July 22.
This transaction completed CVRD’s compliance with its undertakings to the antitrust authorities of the European Union.
NEW RECORD OF REVENUES: US$ 3.7 BILLION
CVRD’s gross revenues in 2Q05, of US$ 3.721 billion, was 83.0% higher yoy, and exceeded the previous quarterly revenue record of US$ 2.428 billion achieved in 4Q04. The increase of US$ 1.688 billion in comparison to 2Q04 is mainly due to higher sales prices (85%), of which US$ 1.294 billion was related to the annual price increase of iron ore and pellets.
Increase in volume sold contributed US$ 261 million for the revenues increase – US$ 190 million of this coming from iron ore and US$ 63 million from copper concentrate, which began to be shipped to clients only in June 2004.
Ferrous minerals accounted to 78.2% of gross revenues, aluminum products 8.8%, logistics services 8.5% and non-ferrous minerals 4.5%.
The main destinations of CVRD’s sales in the 1Q05 were: Europe (30.9%), Brazil (27.2%) and Asia (24.8%). Of the total revenue of US$ 1.013 billion accounted as sales to the Brazilian market, US$ 216 million were sales of pellet feed to the Tubarão joint ventures (Nibrasco, Itabrasco, Hispanobras and Kobrasco), which process them into pellets and sell to other markets. After Brazil itself, China was the Company’s largest single destination market, representing 11.6% of total revenues.
•	Ferrous minerals
Record shipments of iron ore and pellets
In 2Q05 CVRD shipped 62.386 million tons of iron ore and pellets, 11.8% more than in 2Q04, and 0.9% higher than the previous quarterly record (4Q04), of 61.824 million tons.
Shipments of iron ore totaled 56.167 million tons, and shipments of pellets totaled 6.219 million tons. The reduction in pellet sales in comparison with the 7.459 million tons shipped in 2Q04 was due to the maintenance stoppage at the São Luís plant, whose production was reduced by 472,000 tons in 2Q05, and distribution of shipments between quarters of the year. Thus, total shipments of pellets in 1H05, 13.532 million, were only marginally less than the total of 13.584 million in 1H04.
In 2Q05, CVRD purchased 4.140 million tons of iron ore from other mining companies located in the Iron Ore Quadrangle in the Brazil’s State of Minas Gerais to complement its own production in the quarter – a new record, of 60,692 million tons – and enable it to fulfill client contracts. Total purchases from third party suppliers in 1H05 were 8.496 million tons, 10.5% more than the 7.687 million tons of 1H04.
2Q05

US GAAP
Of the total of iron ore and pellets sold in 2Q05, 11.747 million tons or 18.8% went to China, 10.4% to Germany, 10.0% to Japan, 5.0% to Italy and 4.6% to France.
Sales to Brazilian steelmakers and pig iron producers totaled 9.038 million tons, 14.5% of total shipments; and shipments to the Tubarão joint ventures were 5.359 million tons, 8.6% of the total.
CVRD’s average sale prices in 2Q05 were US$ 38.58 per ton for iron ore and US$ 90.69 per ton for pellets, an yoy growth of 97.8% and 121.8%, respectively. It should be noted that 2Q05 revenues contains approximately 90% of the retroactive adjustment for the January — March period for price increases. This adjustment distorts the figure for the average price in the period.
Sales of manganese ores amounted to 194,000 tons, 4.4% less yoy and 2.0% less qoq, mainly reflecting reduction in Chinese demand.
Sales of ferro alloys reached 147,000 tons, 7.3% more than in 2Q04, and 11.4% more than in the previous quarter.
The average price of manganese ore was US$ 97.94 per ton, 3.0% down from 1Q05, and maintaining the downtrend, which started in 4Q04 – but still 80.7% higher than the price level of 2Q04. The reduction in price was more accentuated in ferro alloys: this quarter’s average price of US$ 939 per ton was 12.7% less than in 1Q05 and 6.7% less than in 2Q04.
The global market for alloys is in a typical oversupply phase, after production growth of 20% in 2004. With the accumulation of inventories and falling prices, CVRD has decided to shut down temporarily its Mo I Rana plants in Norway, and reduce capacity utilization at Dunkerque, France, to 50% – these actions together will reduce output of alloys by an estimated 200,000 tons in an annualized basis.
Various swing producers – plants with high costs, which produce at the top of the cycle and close in the low part of the cycle – have shut down operations due to the price fall, and, therefore, the rate of production growth fell in 1Q05, from 20% to 15% per year. Supply – and as a result, prices – are expected to stabilize in the coming quarters.
CVRD’s sales of ferrous minerals – iron ore, pellets, manganese and ferro alloys in 2Q05 was US$ 2.908 billion, 103.9% higher than 2Q04, US$ 1.426 billion, and 81.3% more than 1Q05, US$ 1.604 billion.
Iron ore shipments produced revenues of US$ 2.167 billion, pellets US$ 564 million, operating services for the Tubarão pelletizing plants US$ 6 million, manganese ore US$ 19 million and ferro alloys US$ 138 million.
•	The aluminum chain
Given the stabilization of the production capacity in the short term, there were no remarkable changes in the quarterly sales volumes of bauxite, alumina and aluminum. Considerable portion of the quarter variations was caused by reschedule of shipments.
Sales of bauxite were 475,000 tons in the quarter, compared to 361,000 tons in 1Q05 and 365,000 in 2Q04.
Alumina sales volume was 402,000 tons, 19.6% higher than the 336,000 tons produced in 2Q04, but 15.9% lower than the volume produced in 1Q05.
CVRD’s sales volume of primary aluminum, 110,000 tons, was in line with its 109,000 tons sold in 1Q05, and slightly lower than the 119,000 tons sold in 2Q04.
2Q05

US GAAP
The operational improvements in the Barcarena smelter increased the production of primary aluminum to 220,000 tons in 1H05, enabling CVRD to benefit from the increase in prices.
CVRD’s average selling prices in 2Q05 were US$ 27.37 per ton for bauxite, US$ 274 per ton for alumina and US$ 1,855 per ton for aluminum. Compared to average prices for 2Q04, these prices were 24.9% higher for bauxite, 10.8% higher for alumina and 12.6% higher for primary aluminum.
Revenues from aluminum products in 2Q05 totaled US$ 327 million, 13.2% more than the 2Q04 revenues of US$ 289 million. The increase in prices of products was responsible for 86.8% of this difference.
•	Copper
CVRD sold 105,000 tons of copper concentrate in 2Q05, 20,000 tons more than in the previous quarter, 85,000 tons, and 71,000 tons more than in 2Q04, when shipments began.
Output of the Sossego copper mine continues to be lower than programmed, since the drilling equipments acquired this year have not yet been delivered – delivery is now expected in the second half of the year. The resulting expected production of copper in concentrate in 2005 should be approximately 130,000 tons.
The average price of copper concentrate in 2Q05, US$ 886 per ton, was 25.5% more than in 2Q04, US$ 706 per ton, and slightly higher than the average price of US$ 882 per ton in 1Q05. LME copper prices continue to be at record levels, reflecting strong Chinese demand, the slowdown in the increase of smelters’ production, and the extremely low level of reported inventories.
CVRD’s revenue from copper concentrates in the quarter was US$ 93 million. This was US$ 69 million more than in 2Q04. The volume increase was responsible for 91% of this increase in revenue, and higher prices for 9%.
•	Industrial minerals
The Company sold 303,000 tons of kaolin in 2Q05, which compares to 293,000 tons in 2Q04, and 280,000 tons in 1Q05. The increase reflects new contracts with clients as already antecipated.
CVRD’s average sale price of kaolin in 2Q05 was US$ 149 per ton, an increase of 6.6% qoq and of 11.6% yoy. Sales revenues was US$ 45 million, which exceeded the sales revenue of 2Q04 and 1Q05 – US$ 39 million in both quarters – by US$ 6 million.
Shipments of potash, 129,000 tons, were 22% less yoy. In the first half of the year, as well as the adverse seasonal effect, Brazilian consumption of potash fell year-on-year for the first time since 1998 due to crop losses caused by the strong drought in the South of Brazil.
In the second half of 2005, with the effects of the drought overcome, and with the planting for the new crop, especially coffee — which uses potash intensively as a soil nutrient — we expect a strong expansion in sales. Such increase will be enabled by the capacity expansion of the Taquari-Vasouras mine. With the ramp-up of the new installations, CVRD should produce 710,000 tons in 2005 against 638,000 in 2004. In 2006, operating at full capacity, estimated production is 850,000 tons of potash.
2Q05

US GAAP
The average market price of potash, which is settled in the international market, was US$ 240 per ton in 2Q05, 28.7% more than in 2Q04 and 10.5% more than in 1Q05.
Sales of potash contributed US$31 million to CVRD’s total revenue in 2Q05.
•	Logistics
Logistics services generated revenues of US$ 316 million in 2Q05, 43.6% more than the revenues of US$ 220 million verified in 2Q04, and 36.2% more than the US$ 232 million of 1Q05. It provided 8.5% of the Company’s total revenues in the quarter.
General cargo carried by the Carajás (EFC), Vitória-Minas (EFVM) and Centro-Atlântica (FCA) railroads contributed with revenues of US$ 233 million, while port services produced US$ 59 million, and coastal shipping and port support services US$ 24 million.
CVRD’s railroads transported 7.418 billion net ton kilometers (ntk) of general cargo, an increase of 4.0% against 2Q04, when 7.135 billion ntk were transported. The main types of cargo were agricultural products, 39.9% of the total, steel industry inputs and products 36.3%, and building materials and forest products 6.7%.
The Company’s ports and maritime terminals handled 8.336 million tons of general cargo, compared to 7.614 million tons in 2Q04.
VOLUME SOLD: IRON ORE AND PELLETS

					Thousands of tons
	2Q04%		1Q05%		2Q05%
Iron ore	48,357	86.6	52,483	87.8	56,167	90.0
Pellets	7,459	13.4	7,313	12.2	6,219	10.0
Total	55,816	100.0	59,796	100.0	62,386	100.0
IRON ORE AND PELLET SALES BY DESTINATION

					Thousands of tons
	2Q04%		1Q05%		2Q05%
EU	17,577	31.5%	17,403	29.1%	20,016	32.1%
Germany	6,199	11.1%	5,816	9.7%	6,466	10.4%
France	3,088	5.5%	2,424	4.1%	2,850	4.6%
Belgium	2,047	3.7%	1,907	3.2%	1,779	2.9%
Italy	1,883	3.4%	1,920	3.2%	3,148	5.0%
Others	4,360	7.8%	5,336	8.9%	5,773	9.3%
China	8,400	15.0%	10,857	18.2%	11,747	18.8%
Japan	6,818	12.2%	5,693	9.5%	6,249	10.0%
South Korea	1,823	3.3%	2,455	4.1%	1,237	2.0%
Middle East	1,136	2.0%	1,314	2.2%	2,063	3.3%
USA	1,755	3.1%	1,276	2.1%	1,083	1.7%
Brazil	13,985	25.1%	14,210	23.8%	14,397	23.1%
Steel mills and pig iron producers	9,167	16.4%	8,820	14.8%	9,038	14.5%
Pelletizing joint ventures	4,818	8.6%	5,390	9.0%	5,359	8.6%
RoW	4,322	7.7%	6,588	11.0%	5,595	9.0%
Total	55,816	100.0%	59,796	100.0%	62,387	100.0%

2Q05

US GAAP
VOLUME SOLD: MINERALS AND METALS

			Thousands of tons
	2Q04	1Q05	2Q05
Manganese ore	203	198	194
Ferro alloys	137	132	147
Alumina	336	478	402
Primary aluminum	119	109	110
Bauxite	365	361	475
Potash	166	138	129
Kaolin	293	280	303
Copper concentrates	34	85	105
LOGISTICS SERVICES – GENERAL CARGO

	2Q04	1Q05	2Q05
Railroads (million ntk)	7,135	5,679	7,418
Ports (thousand tons)	7,614	6,355	8,336
AVERAGE PRICES REALIZED

			US$ / ton
	2Q04	1Q05	2Q05
Iron ore	19.50	20.73	38.58
Pellets	40.89	43.89	90.69
Manganese	54.19	101.01	97.94
Ferro alloys	1,007.30	1,075.76	938.78
Alumina	247.02	284.52	273.63
Aluminum	1,647.06	1,834.86	1,854.55
Bauxite	21.92	27.70	27.37
Potash	186.75	217.39	240.31
Kaolin	133.11	139.29	148.51
Copper concentrates	705.88	882.35	885.71
GROSS REVENUE BY PRODUCT

						US$ million
	2Q04%		1Q05%		2Q05%
Ferrous minerals	1,426	70.2	1,604	68.9	2,908	78.2
Iron ore	943	46.4	1,088	46.7	2,167	58.2
Pellet plant operation services	15	0.7	20	0.9	6	0.2
Pellets	304	15.0	321	13.8	564	15.2
Manganese ore	11	0.5	20	0.9	19	0.5
Ferro alloys	139	6.8	142	6.1	138	3.7
Others	14	0.7	13	0.6	14	0.4
Non ferrous minerals	94	4.6	144	6.2	169	4.5
Potash	31	1.5	30	1.3	31	0.8
Kaolin	39	1.9	39	1.7	45	1.2
Copper concentrates	24	1.2	75	3.2	93	2.5
Aluminum products	289	14.2	346	14.9	327	8.8
Primary aluminum	197	9.7	200	8.6	204	5.5
Alumina	82	4.0	136	5.8	110	3.0
Bauxite	8	0.4	10	0.4	13	0.3
Others	2	0.1	0	—	0	—
Logistics services	220	10.8	232	10.0	316	8.5
Railroads	153	7.5	159	6.8	233	6.3
Ports	45	2.2	47	2.0	59	1.6
Shipping	22	1.1	26	1.1	24	0.6
Others	4	0.2	2	0.1	1	0.0
Total	2,033	100.0	2,328	100.0	3,721	100.0
2Q05

US GAAP
GROSS REVENUE BY DESTINATION

						US$ million
	2Q04%		1Q05%		2Q05%
Europe	706	34.7	653	28.0	1,149	30.9
Brazil	580	28.5	652	28.0	1,013	27.2
China	203	10.0	279	12.0	431	11.6
Japan	197	9.7	216	9.3	324	8.7
Emerging Asia (ex China)	87	4.3	125	5.4	167	4.5
USA	58	2.9	98	4.2	119	3.2
Rest of the World	202	9.9	305	13.1	518	13.9
Total	2,033	100.0	2,328	100.0	3,721	100.0
OPERATING COSTS AND EXPENSES
Globally, the mining and metals industry is suffering pressures in costs of energy, equipment, parts, various raw materials and labor. At the same time, the currencies of commodity producing countries have appreciated significantly against the US dollar. Although the weakness of the US dollar contributes, over time, to increasing dollar prices of mining and metals, it has a negative, and almost immediate, effect on costs.
Since 70% of CVRD’s operational costs and expenses are denominated in Reais, the 18.6% appreciation of the Real against the US dollar from 2Q04 to 2Q05, alone, produced a negative effect of US$ 169 million in the operational results.
Cost of goods sold (COGS) in 2Q05 was US$ 1.508 billion, an increase of US$ 261 million over 1Q05, and US$ 596 million more than in 2Q04.
The largest individual item in the difference in COGS from 2Q04 was outsourced services – an increase of US$ 164 million, mainly due to higher sales volumes (US$ 41 million), the increase in rail freight charges (US$ 37 million), the appreciation of the Brazilian currency (US$ 34 million), increased waste material removal in the mines (US$ 24 million), and higher prices (US$ 18 million).
Part of CVRD’s iron ore production is transported through MRS, which impacts outsourced services expenses. In 2Q05 CVRD spent US$ 104 million with railroad freights, totaling US$ 202 million in the first half of the year. To speed up production in the high part of the cycle and prepare reduction of costs for the low part of the cycle, the Company has increased the rate of waste material removal – which is carried out by outsourced service companies.
Cost of materials increased by US$ 130 million, with a strong element from higher costs of spare parts. Besides that, the increase in price of iron ore and pellets also had a significant impact on COGS. Expenditure on the acquisition of these products increased by US$ 99 million.
Energy costs, which are 17.6% of COGS, increased by US$ 95 million, reflecting higher fuel prices – the effects of the oil shock, passed through to the Brazilian market – and higher prices of electricity. In the new long-term contract for supply of electricity to the aluminum smelter in Barcarena, the price is denominated in Reais with a portion indexed to the LME metal price. Thus the appreciation of the Real against the US dollar and the increase in the price of the metal from 2Q04 both contributed to an increase in CVRD’s energy costs.
Due to the increase in the value of the Company’s asset base, depreciation and amortization expenses were US$ 42 million higher yoy. In the last 30 months, CVRD invested US$ 5.4 billion and the Brazilian Real has appreciated 50.3% against the US dollar. These events caused an increase in property plant and
2Q05

US GAAP
equipment, from US$ 3.3 billion in December 2002 to US$ 11.5 billion in June 2005. Depreciation increased to US$ 249 million in 1H05, from US$ 375 million in 2004 and US$ 205 million in 2002.
Demurrage expenses were US$ 16 million in the quarter. This is higher than the total of US$ 14 million in 2Q04, but there was a considerable reduction from the US$ 21 million of demurrage expenses in 1Q05.
CVRD has been working strongly to improve its logistic processes in order to optimize the mine-railway-port integration.
Simultaneously, the Company is investing considerable resources in its logistics infrastructure. One of the results of these efforts is the minimization of waiting time suffered by vessels at its ports and maritime terminals.
One example is the second ship loader of Pier III at the Company’s port of Ponta da Madeira (PDM), which started operation in July, increasing its operational capacity and flexibility. In the same month, PDM’s third car dumper came into operation – this will speed up unloading of the iron ore trains from Carajás. The operation of the second ship loader of Pier III and the third car dumper enables PDM iron ore loading capacity to reach 85 million tpy.
SG&A expenses of US$ 135 million in 1Q05 were US$ 29 million more than in 2Q04 – basically reflecting the increase in salaries, put in place in July 2004, and increased disbursement on social projects, US$ 7.5 million, and on general expenses.
In 2Q05 CVRD donated US$ 3.6 million to its foundation, Fundação Vale do Rio Doce — institution that finances projects aimed at elementary education and at promotion of citizenship in low income communities, spent US$ 2.0 million in projects for indigenous communities and invested US$ 6.9 million to complete the construction of physical infrastructure in the Canaã dos Carajás municipality, in the State of Pará, where the Sossego copper mine is located. In 1H05, CVRD spent US$ 16.3 million to improve economic and social welfare in the regions where it operates.
Intensification of investments in mineral exploration resulted in research and development expenditure of US$ 54 million in 2Q05, twice its value of US$ 27 million in 2Q04.
COST OF GOODS SOLD – BREAKDOWN

						US$ million
	2Q04%		1Q05%		2Q05%
Personnel	92	10.1	98	7.9	117	7.8
Material	149	16.3	231	18.5	279	18.5
Fuels	102	11.2	130	10.4	148	9.8
Electric energy	68	7.5	97	7.8	117	7.8
Outsourced services	178	19.5	290	23.3	342	22.7
Acquisition of iron ore and pellets	116	12.7	115	9.2	215	14.3
Acquisition of other products	83	9.1	87	7.0	81	5.4
Depreciation and exhaustion	85	9.3	122	9.8	127	8.4
Others	39	4.3	77	6.2	82	5.4
Total	912	100.0	1.247	100.0	1.508	100.0
2Q05

US GAAP
THE EXCELLENCE OF CVRD’S OPERATIONAL PERFORMANCE
Operating profit measured by adjusted EBIT was a record US$ 1.771 billion, 112.9% higher than in 2Q04 and 122.8% higher than in 1Q05. For the half-year it was US$ 2.566 billion, 81.3% more than in 1H04.
EBIT margin, in spite of the 18.6% yoy appreciation in the Real against the dollar, as measured by the average exchange rate, was 50.1%, higher than its previous record value, of 43.3%, in 2Q04.
Adjusted EBIT in 2Q05 was US$ 939 million more than in 2Q04, reflecting the increase of US$ 1.616 billion in net revenues, which was partially offset by the increase of US$ 596 million in COGS.
The adjusted EBIT margin of the ferrous minerals division was 56.2%, 1,040 basis points higher than its value of 45.8% in 2Q04, reflecting the 2005 increase in prices for iron ore and pellets.
The aluminum business posted an adjusted EBIT margin of 32.7%, which compares with 47.5% in 2Q04. In spite of the increase in average price between the two quarters, there was a fall in margin mainly due to the appreciation of the Real against the US dollar and the increase in costs of electricity.
The adjusted EBIT margin of the logistics services was 30.0%, 190 bp higher yoy, helped by the appreciation of the Real – since logistics transactions are Real denominated.
The EBIT margin of the non-ferrous minerals division, at 36.9% in 2Q05, was lower than in 2Q04 (48.3%), due to increased depreciation expenses and increased cost of production of copper concentrate. The previously mentioned operational problems at Sossego are resulting in production below expected levels and in temporary increase in operational costs.
ADJUSTED EBIT MARGIN BY BUSINESS AREA

	2Q04	1Q05	2Q05
Ferrous minerals	45.8%	38.8%	56.2%
Non ferrous minerals	48.3%	30.9%	39.4%
Aluminum	47.9%	38.6%	32.7%
Logistics	28.1%	22.2%	30.0%
Total	43.3%	35.9%	50.1%
ANOTHER MILESTONE: QUARTERLY EBITDA ABOVE US$ 2 BILLION
CVRD’s 2Q05 adjusted EBITDA moved to a new level – above US$ 2 billion – at US$ 2.033 billion. It was more than the double of values for 2Q04 and 1Q05, US$ 971 million and US$ 993 million, respectively.
In the twelve-month period to June 2005, adjusted EBITDA amounted to US$ 5.034 billion. 2Q05 was the thirteenth consecutive quarterly result in which the LTM adjusted EBITDA increased and was 72.9% higher yoy.
The difference of US$ 1.062 billion between cash generation of 2Q05 and 2Q04 is made up of an increase of US$ 939 million in adjusted EBIT, a raise of US$ 57 million in depreciation, and an increment of US$ 66 million in dividends received.
2Q05

US GAAP
The dividends received from affiliated companies and joint ventures totaled US$ 126 million in 2Q05 against US$ 60 million in 2Q04. CVRD received US$ 35 million from Samarco, US$ 34 million from Usiminas, US$ 30 million from MRN, US$ 11 million from GIIC, US$ 8 million from Valesul, and US$ 3 million from Hispanobras.
The 2Q05 cash generation by business unit was: ferrous minerals 83.0%, aluminum products 7.3%, logistics 6.4%, and non-ferrous minerals 2.2%.
QUARTERLY ADJUSTED EBITDA

			US$ million
	2Q04	1Q05	2Q05
Net operating revenues	1.920	2.213	3.536
COGS	(912)	(1,247)	(1,508)
SG&A	(106)	(113)	(135)
Research and development	(27)	(34)	(54)
Other operational expenses	(43)	(24)	(68)
Adjusted EBIT	832	795	1.771

Depreciation, amortization & exhaustion	79	129	136
Dividends received	60	69	126

Adjusted EBITDA	971	993	2,033
ADJUSTED EBITDA BY BUSINESS AREA

						US$ million
	2Q04%		1Q05%		2Q05%
Ferrous minerals	678	69.8	674	67.9	1.687	83.0
Non ferrous minerals	28	2.9	40	4.0	45	2.2
Logistics	99	10.2	90	9.1	130	6.4
Aluminum	164	16.9	169	17.0	149	7.3
Others	2	0.2	20	2.0	22	1.1
Total	971	100.0	993	100.0	2.033	100.0
FINANCIAL REVENUES/EXPENSES
CVRD posted net financial expenses of US$ 24 million in 2Q05. In relation to 2Q04 this was an improvement of US$ 63 million. Financial revenues, at US$ 27 million, were US$ 8 million higher than in 2Q04; and financial expenses, at US$ 51 million, were US$ 55 million lower.
The lower financial expenses reflected an increase of US$ 33 million in the result of derivatives transactions made for protection against market risks — interest rate, currency and commodity price – which had generated a gain of US$ 56 million in 2Q05, compared to a gain of US$ 23 million in 2Q04. The main driver was the gains from hedging of alumina and aluminum prices of the order of US$ 73 million.
The effect on the Company’s net foreign currency liability of the 11.8% appreciation of the Real against the US dollar from 31 March to 30 June, 2005 generated a positive accounting gain of US$ 304 million in the 2Q05 result.
2Q05

US GAAP
INCOME FROM SHAREHOLDINGS
Equity income from affiliates and joint ventures totaled US$ 220 million, 46.7% or US$ 70 million higher yoy. The pelletizing companies, benefiting from the increase in prices of their products, were the main responsible for the raise, being its equity income US$ 131 million in 2Q05, against US$ 34 million in 2Q04.
The contribution of the shareholdings in steel, on the other hand, at US$ 62 million, was lower than in 2Q04 (US$ 92 million), reflecting the divestment of CVRD’s interest in CST in the second half of 2004.
RECORD NET EARNINGS: US$ 1.630 BILLION
CVRD’s net earnings in 2Q05 was a record, US$ 1.630 billion, 223.4% higher than in 2Q04 and 133.5% higher than in 1Q05. Net earnings in the half-year were US$ 2.328 billion, compared to US$ 909 million in 1H04.
The principal element in this excellent performance was operational profit, US$ 939 million higher than in 2Q04.
The appreciation of the Real, while having an adverse impact on operational costs and expenses, resulting in compressing margins, operational profit and cash generating, on the other hand caused a positive accounting gain of US$ 304 million on currency variations.
Of the difference of US$ 1.126 billion between net profit in 2Q04 and 2Q05, the lower net financial expenses contributed to US$ 63 million, and the increase in equity income to US$ 70 million.
The Company’s good operational and financial results more than offset the US$ 373 million increase in income tax and social contribution, arising from higher taxable earnings base.
PARADIGM SHIFT: THE INVESTMENT GRADE CONQUEST
On July 8, 2005 Moody’s Investors Service upgraded CVRD’s foreign currency credit rating from Ba1 to Baa3 – which on Moody’s scale means credit of moderate risk, without speculative elements, identified as investment grade.
This upgrade is the result of continuous effort to implement a long-term strategy focused on the value creation, which has been responsible for CVRD’s strong cash flow, supported by excellence in financial management, oriented toward minimization of risks and the strengthening of the Company’s capacity to assume financial commitments.
The improvement of CVRD’s credit risk classification is a historic benchmark in the Company’s growth trajectory, characterized as it has been by firm commitment to value creation for its shareholders.
CVRD is now one of the rare cases in which a company that has the vast majority of its assets in a non-investment grade country is itself promoted to investment grade – thus breaking a previous paradigm, and becoming the only company in Brazil with this position.
2Q05

US GAAP
CVRD’s total debt on June 30, 2005 was US$ 4.168 billion, compared to US$ 4.182 billion on March 2005 and to US$ 4.088 billion in the end of 2004. Net debt(4) at the end of June 2005 was US$ 3.212 billion, slightly higher than the US$ 3.060 billion verified at the end of March 2005.
The average maturity of CVRD’s debt on June 30, 2005 was 6.57 years, with 50% of the total debt at fixed rates and 50% at floating rates.
The rapid growth in adjusted EBITDA has been reflected in the improving trend of the Company’s leverage and interest coverage indicators. Cash generation growth enables the financing of investments and distribution of dividends with only marginal increases in debt levels, leading to a decline in leverage and an increase in interest coverage. This trend is expected to be even higher in 2H05 given the expectation of decrease in total debt due to its amortization.
Total debt/LTM adjusted EBITDA fell from 2.05x on December 31, 2001 to 0.83x on June 30, 2005. Interest coverage, expressed as LTM adjusted EBITDA / interest paid(5) increased significantly to 17.73x on June 30, 2005 from 7.58x.
In June, CVRD used part of its free cash flow and the prepayment of some bank loans contracted at floating rates, in a transaction with total value of US$ 240.6 million. This aimed to reduce risks – refinancing risk and interest rate risk – and also the Company’s average cost of debt.
In isolation, these transactions reduced the proportion of floating-rate debt from 53% to 50% of CVRD’s total, and also produced a marginal positive impact on the debt’s cost and average maturity.
The effect of the debt amortization was not fully reflected in the Company’s total debt because CVRD contracted in April export finance credit lines to deal with short-term cash management. Such credit lines will be liquidated during 2H05, US$ 129 million in 3Q05 and US$ 186 million in 4Q05, reducing debt levels.
FINANCIAL EXPENSES

			US$ million
Financial expenses on:	2Q04	1Q05	2Q05
Debt with third parties	(79)	(48)	(57)
Debt with related parties	(5)	(2)	(4)
Total debt related financial expenses	(84)	(50)	(61)

Gross interest on:	2Q04	1Q05	2Q05
Tax and labour contingencies	(9)	(11)	(13)
Tax on financial transactions (CPMF)	(14)	(9)	(16)
Derivatives	23	5	56
Others	(22)	(27)	(17)
Total gross interest	(22)	(42)	10

Total	(106)	(92)	(51)
DEBT INDICATORS

			US$ million
	2Q04	1Q05	2Q05
Gross debt	4.514	4.182	4.168
Net debt	3.455	3.060	3.212
Gross debt / adjusted LTM EBITDA (x)	1.55	1.05	0.83
Adjusted LTM EBITDA / LTM interest expenses (x)	12.94	13.24	17.73
Gross debt / EV (6) (x)	0.22	0.11	0.11
Enterprise Value = market capitalization + net debt
2Q05

US GAAP
GREEN LIGHT FOR VERMELHO
CVRD’s priority for the use of its strong cash flow is to finance investments that constitute platforms for shareholder value creation. At this point of the economic cycle, which is characterized, among other factors, by a significant increase in the price of equipments, raw materials and services, the choice of the right investment opportunities, that are truly capable of adding value, became an even greater challenge for the managers of a mining company.
Based on rigorous criteria, CVRD continues to invest a considerable volume of funds in the quest for profitable growth.
Total capital expenditure in 2Q05 was US$ 821.3 million, 44.0% more than in 1Q05. US$ 658.4 million of this total was spent on organic growth – projects and R&D, and US$ 162.9 million on “stay-in-business capex” — maintaining existing operations1.
CVRD’s total capex in the first half of 2005 was US$ 1.392 billion, 41.8% of the total of US$ 3.332 billion budgeted for the year.
The amount spent on research and development in 2Q05 was US$ 42.7 million, more than 50% higher than the US$ 28.2 million spent in the previous quarter. Mineral exploration efforts were focused on identifying new deposits of copper, coal, nickel, gold and manganese.
CVRD has various studies in progress. Highlights are: the Cristalino copper project in Carajás, in the Brazilian state of Pará; the São João do Piauí nickel project in the Brazilian state of Piauí; the coal project at Moatize in Mozambique; the manganese project at Franceville in Gabon; the phosphates project in Bayóvar, Peru; and the potash project at Rio Colorado in Argentina. The Company will start studies for the Belvedere coal project in Queensland, Australia.
The acquisition of 25% of the Chinese anthracite producer Henan Long Energy Resources Ltd. was concluded in this quarter, on payment of US$ 86.3 million. Henan is expected to produce 1.7 million tons in 2005.
At the beginning of July, CVRD’s Board of Directors approved investment in development of the Vermelho nickel project with estimated production capacity of 46,000 tpy of metallic nickel and 2,800 tpy of cobalt. The estimated total investment is up to US$ 1.2 billion, for startup scheduled for the last quarter of 2008.
• Main CVRD projects currently in progress

Area	Project	Budgeted 2005	Status
		US$ million
Ferrous minerals	Expansion of the Carajás iron ore mines by 85 Mtpa – Northern System	140	For completion in 2006, this will add 15 million tons to CVRD’s annual production capacity. The second ship loading system of Pier III is in test phase.
	Brucutu iron ore mine – Southern System	205	Phase I should be completed in 2006, increasing nominal production capacity to 15 million tpy. Phase II is scheduled for completion in 2007, to bring production capacity to 24 million tpy. A further expansion, to 30 million tpy is currently under study.
	Itabira iron ore mines – Southern System	16	Modernization of operations and expansion of production capacity to 46 million tpy, for conclusion and startup in 2006.

[1]	Capex figures are based on actual disbursements.
2Q05

US GAAP

Area	Project	Budgeted 2005	Status
		US$ million
	Fazendão iron ore mine – Southern System	52	Project to produce 14 million tons run-of-mine (ROM) iron ore/year. Works to begin in second half 2005, for completion and operational startup in 2007.

	Fábrica iron ore mine – Southern System	38	Project for expansion of production capacity by 5 million tons, from 12 to 17 million tpy. Startup scheduled for 2007.

	Timbopeba iron ore mine – Southern System	25	Extension of the mine’s working life to 2008, with estimated annual production capacity of 2.7 million tons. US$7.8 million will be invested in development, purchase of small scale equipment and new access for the crushing facilities; a further US$17.6 million will be spent on rolling stock for the EFVM railroad.
	Tubarão Port expansion – Southern System	22	Expansion of the conveyor belt and dockside machinery, and construction of new dockside storage patios.

	Expansion of the São Luis pelletizingplant	18	Expansion of capacity from 6 to 7 million tpy. The expansion will be completed by January 2006. Production this year is estimated at 6.25 million tons.

Coal	Anthracite	86	Acquisition of 25% of the Chinese anthracite producer Henan Longyu Energy Resources Ltd., in partnership with Yoncheng and Baosteel, has been completed. The mine will produce 1.7 million tons of high quality anthracite in 2005.

	Metallurgical coke	16	Acquisition of 25% stake in the Chinese coal producer Shandong Yankuang International Coking Ltd. – for production of metallurgical coke – in association with Yankuang. The project has estimated production capacity of 2 million tpy of coke, and 200,000 tpy of methanol. Startup is planned for 2006.
Non-ferrous minerals	Expansion of the Taquari-Vassouras potash mine	9	Project to expand nominal potash production capacity from 600,000 to 850,000 tpy. The ramp-up period has begun and production of 710,000 tons is expected this year.

	118 copper mine	32	Project for production of 36,000 tons of copper cathode/year.
	Vermelho nickel mine	34	Project for production of 46,000 tons of metallic nickel and 2,800 tons of cobalt, per year. Approved in July 2005; conclusion planned for 4Q08.
Aluminum	Alumina: Alunorte Modules 4 and 5	306	Modules 4 and 5 will increase the refinery’s production capacity to 4.2 million tons of alumina/year. Completion is planned for 1Q06.
	Paragominas I bauxite mine	154	Will produce 4.5 million tpy of bauxite starting early in 2007. Tubes are currently being delivered for construction of the 244-km ore delivery pipeline to transport bauxite from Paragominas to the alumina refinery in Barcarena, in the Brazilian state of Pará. Earthmoving work has been completed for start of construction.
Logistics	Acquisition of locomotives and railcars for EFVM, EFC and FCA railroads	559	2,288 railcars and 63 locomotives were bought in the first half of 2005.
Electric energy	Aimorés hydroelectric power plant	12	This power plant on the Doce river in the Brazilian state of Minas Gerais will have generation capacity of 330MW. The first turbine started up in July 2005; the other two are programmed to startup by October. CVRD owns 51.0% stake in the project.
	Capim Branco I and II hydroelectric power plants	73	Both plants are on the Araguari river in the Brazilian state of Minas Gerais. Scheduled to start operating in 2006, they have generating capacity of 240MW and 210MW, respectively. Works are 68% completed on Capim Branco I, and 41% on Capim Branco II. CVRD has a 48.4% stake in both projects.
2Q05

US GAAP
CAPEX BY BUSINESS AREA

				US$ million
Business area	2Q05		Realized 2005
Ferrous minerals	340.2	41.4%	540.1	38.8%
Non ferrous minerals	53.1	6.5%	88.8	6.4%
Logistcs	128.6	15.6%	282.5	20.3%
Aluminum	151.0	18.4%	277.7	19.9%
Coal	91.5	11.1%	94.0	6.8%
Electric energy	35.7	4.4%	59.5	4.3%
Others	21.1	2.6%	49.1	3.5%
Total	821.3	100.0%	1,391.6	100.0%
THE SARBANES-OXLEY LAW: ADAPTING THE BYLAWS
CVRD’s Extraordinary General Shareholders Meeting held on June 19, 2005 made changes to the Bylaws to introduce and provide for compliance with the principles and concepts of the Sarbanes-Oxley Act of 2002, Rule 10A-3 of the Securities and Exchange Act of 1934, and Rule 303A.06 of the New York Stock Exchange Listed Company Manual, with necessary adaptations to Brazilian legislation. Also in accordance with the rules of the Sarbanes-Oxley Act, CVRD created an internal complaints channel.
TELECONFERENCE AND WEBCAST
CVRD will hold a conference call and webcast on Friday, August 12, 2005, at 12:00 p.m. Rio de Janeiro time, 11:00 a.m. US Eastern Standard time, and 4:00 p.m. UK time. To participate, see the instructions on CVRD’s website www.cvrd.com.br, in the Investor Relations subsection. A playback of the call and webcast will be available on the site for 90 days following August 12.
SELECTED FINANCIAL INDICATORS OF THE MAIN NON-CONSOLIDATED COMPANIES
Selected financial indicators of the principal non-consolidated companies can be found in CVRD’s quarterly accounts, which are available on its website, www.cvrd.com.br, in the Investor Relations subsection.
2Q05

US GAAP
BALANCE SHEET

			US$ million
	06/30/04	03/31/05	06/30/05
Assets
Current	3,069	3,923	4,634
Long-term	1,527	1,688	1,911
Fixed	7,838	10,763	13,022
Total	12,434	16,374	19,567
Liabilities
Current	1,980	2,391	3,002
Long term	5,275	5,895	6,316
Shareholders’ equity	5,179	8,088	10,249
Paid-up capital	3,707	3,707	6,366
Reserves	1,472	4,381	3,883
Total	12,434	16,374	19,567
FINANCIAL STATEMENTS

			US$ million
	2Q04	1Q05	2Q05
Gross operating revenues	2,033	2,328	3,721
Taxes	(113)	(115)	(185)
Net operating revenue	1,920	2,213	3,536
Cost of goods sold	(912)	(1,247)	(1,508)
Gross profit	1,008	966	2,028
Gross margin (%)	52.5	43.7	57.4
Selling, general and administrative expenses	(106)	(113)	(135)
Research and development expenses	(27)	(34)	(54)
Employee profit-sharing	(17)	(17)	(24)
Others	(26)	(7)	(44)
Operating profit	832	795	1,771
Financial revenues	19	29	27
Financial expenses	(106)	(92)	(51)
Monetary variation	(245)	(2)	304
Tax and social contribution (Current)	(41)	(160)	(330)
Tax and social contribution (Deferred)	(23)	47	(107)
Equity income and provision for losses	150	133	220
Minority interest	(82)	(52)	(204)
Net earnings	504	698	1,630
2Q05

US GAAP
CASH FLOW STATEMENT

			US$ million
	2Q04	1Q05	2Q05
Cash flows from operating activities:
Net income	504	698	1,630
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	79	129	136
Dividends received	60	69	126
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(150)	(133)	(220)
Deferred income taxes	23	(47)	107
Provisions for contingencies	—	(3)	(8)
Impairment of property, plant and equipment	—	4	12
Foreign exchange and monetary losses	291	27	(298)
Net unrealized derivative losses	(22)	(5)	(85)
Minority interest	82	52	204
Net interest payable	27	(2)	38
Others	27	(17)	(63)
Decrease (increase) in assets:
Accounts receivable	(132)	(92)	(472)
Inventories	(67)	(20)	(50)
Others	67	(74)	(187)
Increase (decrease) in liabilities:
Suppliers	(59)	45	142
Payroll and related charges	(18)	(35)	13
Income Tax	—	(79)	325
Others	(12)	(86)	76
Net cash provided by operating activities	700	431	1,426
Cash flows from investing activities:
Loans and advances receivable	3	4	(5)
Guarantees and deposits	(18)	(17)	(3)
Additions to investments	(6)	(1)	(90)
Additions to property, plant and equipment	(416)	(661)	(777)
Proceeds from disposals of property, plant and equipment	—	2	1
Net cash used in investing activities	(437)	(673)	(874)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(44)	21	216
Loans	2	(13)	(6)
Long-term debt	227	239	125
Repayments of long-term debt	(201)	(156)	(432)
Interest attributed to stockholders	(269)	—	(500)
Net cash used in financing activities	(285)	91	(597)
Increase (decrease) in cash and cash equivalents	(22)	(151)	(45)
Effect of exchange rate changes on cash and cash equivalents	(2)	24	(121)
Cash and cash equivalents, beginning of period	1,083	1,249	1,122
Cash and cash equivalents, end of period	1,059	1,122	956
Cash paid during the period for:
Interest on long-term debt	(51)	(82)	(35)
Income tax	—	(79)	(171)
Non-cash transactions
Interest capitalized	(6)	(15)	(9)
Income tax paid with credits	(64)	(27)	(53)
2Q05

US GAAP
APPENDIX
Reconciliation of “non-GAAP” information with corresponding US GAAP figures
(1) Adjusted EBIT

			US$ million
	2Q04	1Q05	2Q05
Net operating revenues	1,920	2,213	3,536
COGS	(912)	(1,247)	(1,508)
SG&A	(106)	(113)	(135)
Research & development	(27)	(34)	(54)
Other operating expenses	(43)	(24)	(68)
Adjusted EBIT	832	795	1,771
(2) Adjusted EBITDA
The term “EBITDA” refers to a financial measure that is defined as earnings (losses) before interest, taxes, depreciation and amortisation; we use the term “Adjusted EBITDA” to reflect that our financial measure also excludes monetary gains/losses, equity in results of affiliates and joint ventures less dividends received from those companies, changes in provision for losses on equity investments, adjustments for changes in accounting practices, minority interests and non-recurring expenses. However, Adjusted EBITDA is not a measure determined under GAAP in the United States of America and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for operating income or as a better measure of liquidity than cash flow from operating activities, which are determined in accordance with GAAP. We have presented Adjusted EBITDA to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements. The following schedule reconciles Adjusted EBITDA to net cash provided by (used in) operating activities reported on our Consolidated Statements of Cash Flows, which we believe is the most directly comparable GAAP measure:
RECONCILIATION BETWEEN ADJUSTED EBITDA VS. OPERATING CASH FLOW

			US$ million
	2Q04	1Q05	2Q05
Operating cash flow	700	431	1,426
Income tax	41	160	330
Monetary and foreign exchange losses	(46)	(25)	(6)
Financial expenses	60	65	(14)
Net working capital	221	341	153
Unrealized losses with derivatives	22	5	85
Others	(27)	16	59
Adjusted EBITDA	971	993	2,033
(3) Gross debt / last 12 months adjusted EBITDA

	2Q04	1Q05	2Q05
Total debt / adjusted LTM EBITDA (x)	1.55	1.05	0.83
Total debt / LTM operating cash flow (x)	2.01	1.27	1.03
2Q05

US GAAP
(4) Net debt
RECONCILIATION BETWEEN GROSS DEBT VS, NET DEBT

			US$ million
	2Q04	1Q05	2Q05
Gross debt	4,514	4,182	4,168
Cash and cash equivalents	1,059	1,122	956
Net debt	3,455	3,060	3,212
(5) Adjusted LTM EBITDA / LTM interest expenses

	2T04	1T05	2T05
Adjusted LTM EBITDA / LTM interest expenses (x)	12.94	13.24	17.73
LTM operating income / LTM interest expenses (x)	10.26	11.12	15.05
(6) Total debt / enterprise value

	2Q04	1Q05	2Q05
Total debt / EV (x)	21.74	11.06	10.98
Total debt / total assets (x)	36.30	25.54	21.30
Entreprise value = net debt + market capitalization

“This communication may include declarations which represent the expectations of the Company’s Management about future results or events. All such declarations, when based on future expectations and not on historical facts, involve various risks and uncertainties. The Company cannot guarantee that such declarations turn out to be correct. Such risks and uncertainties include factors relative to the Brazilian economy and capital markets, which are volatile and may be affected by developments in other countries; factors relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature; and factors relative to the high degree of competitiveness in industries in which CVRD operates. To obtain additional information on factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Comissão de Valores Mobiliários (CVM — Brazilian stock exchange regulatory authority) and the U.S. Securities and Exchange Commission — SEC, including the most recent Annual Report — CVRD Form 20F.”
2Q05

COMPANHIA VALE DO RIO DOCE
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Page
Condensed Consolidated Balance Sheets as of June 30, 2005 and December 31, 2004	F-3

Condensed Consolidated Statements of Income for the three-month periods ended June 30, 2005 and 2004 and March 31, 2005 and for the six-month periods ended June 30, 2005 and 2004	F-5

Condensed Consolidated Statements of Cash Flows for the three-month periods ended June 30, 2005 and 2004 and March 31, 2005 and for the six-month periods ended June 30, 2005 and 2004	F-6

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended June 30, 2005 and 2004 and March 31, 2005 and for the six- month periods ended June 30, 2005 and 2004
F-7

Notes to the Condensed Consolidated Financial Information	F-8

Supplemental Financial Information	S-1

Report of Independent Registered
Public Accounting Firm
To the Board of Directors and Stockholders
Companhia Vale do Rio Doce
We have reviewed the accompanying unaudited condensed consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of June 30, 2005, and the unaudited condensed consolidated statements of income, of cash flows and of changes in stockholders’ equity for the three-month periods ended June 30 and March 31, 2005 and June 30, 2004 and and for the six-month periods ended June 30, 2005 and 2004, respectively. This interim financial information is the responsibility of the Company’s management.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial information referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.
We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of December 31, 2004, and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity for the year then ended (not presented herein) and in our report dated March 21, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.
PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil
August 10, 2005

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	June 30,	December 31,
	2005	2004
	(unaudited)
Assets

Current assets

Cash and cash equivalents	956	1,249
Accounts receivable, net
Related parties	252	124
Unrelated parties	1,486	905
Loans and advances to related parties	82	56
Inventories	1,033	849
Deferred income tax	215	203
Recoverable taxes	250	285
Others	360	219

	4,634	3,890

Property, plant and equipment, net	11,514	9,063

Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	1,508	1,159

Other assets
Goodwill on acquisition of subsidiaries	546	486
Loans and advances
Related parties	44	55
Unrelated parties	58	56
Prepaid pension cost	248	170
Deferred income tax	33	70
Judicial deposits	622	531
Unrealized gain on derivative instruments	2	4
Others	358	231

	1,911	1,603

TOTAL	19,567	15,715

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)
(Continued)

	June 30,	December 31,
	2005	2004
	(unaudited)
Liabilities and stockholders’ equity

Current liabilities

Suppliers	971	689
Payroll and related charges	132	141
Interest attributed to stockholders	16	11
Current portion of long-term debt — unrelated parties	685	730
Short-term debt	346	74
Loans from related parties	50	52
Provision for taxes	382	459
Provision for operational expenses	157	64
Others	263	235

	3,002	2,455

Long-term liabilities
Employees post-retirement benefits	229	215
Long-term debt — unrelated parties	3,072	3,214
Loans from related parties	15	18
Provisions for contingencies (Note 9)	1,318	914
Unrealized loss on derivative instruments	115	236
Provisions for environmental liabilities	159	134
Others	339	350

	5,247	5,081

Minority interests	1,069	788

Stockholders’ equity
Preferred class A stock - 1,800,000,000 no-par-value shares authorized and 415,727,739	2,150	1,176
Common stock - 900,000,000 no-par-value shares authorized and 749,949,429 issued	3,806	2,121
Treasury stock - 11,803 (2004 - 11,951) preferred and 14,145,510 common shares	(88)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive loss	(2,744)	(3,774)
Appropriated retained earnings	1,829	4,143
Unappropriated retained earnings	4,798	3,315

	10,249	7,391

TOTAL	19,567	15,715

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Income
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

	Three-month			Six-month periods
	periods ended			ended June 30
	June	March	June
	30, 2005	31, 2005	30, 2004	2005	2004
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	3,077	1,748	1,520	4,825	2,774
Revenues from logistic services	316	232	220	548	411
Aluminum products	327	346	289	673	569
Other products and services	1	2	4	3	10

	3,721	2,328	2,033	6,049	3,764

Value-added tax	(185)	(115)	(113)	(300)	(188)

Net operating revenues	3,536	2,213	1,920	5,749	3,576

Operating costs and expenses
Cost of ores and metals sold	(1,134)	(912)	(647)	(2,046)	(1,290)
Cost of logistic services	(169)	(143)	(117)	(312)	(232)
Cost of aluminum products	(203)	(191)	(143)	(394)	(290)
Others	(2)	(1)	(5)	(3)	(8)

	(1,508)	(1,247)	(912)	(2,755)	(1,820)
Selling, general and administrative expenses	(135)	(113)	(106)	(248)	(207)
Research and development	(54)	(34)	(27)	(88)	(50)
Employee profit sharing plan	(24)	(17)	(17)	(41)	(30)
Others	(44)	(7)	(26)	(51)	(54)

	(1,765)	(1,418)	(1,088)	(3,183)	(2,161)

Operating income	1,771	795	832	2,566	1,415

Non-operating income (expenses)
Financial income	27	29	19	56	31
Financial expenses	(51)	(92)	(106)	(143)	(248)
Foreign exchange and monetary gains (losses), net	304	(2)	(245)	302	(287)

	280	(65)	(332)	215	(504)

Income before income taxes, equity results and minority interests	2,051	730	500	2,781	911

Income taxes
Current	(330)	(160)	(41)	(490)	(138)
Deferred	(107)	47	(23)	(60)	9

	(437)	(113)	(64)	(550)	(129)

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	220	133	150	353	236

Minority interests	(204)	(52)	(82)	(256)	(109)

Net income	1,630	698	504	2,328	909

Income available to preferred stockholders	588	252	182	840	328
Income available to common stockholders	1,042	446	322	1,488	581

Basic and diluted earnings per Preferred Class A Share	1.41	0.61	0.44	2.02	0.79
Basic and diluted earnings per Common Share	1.41	0.61	0.44	2.02	0.79

Weighted average number of shares outstanding (thousands of shares)
Preferred Class A shares	415,716	415,716	415,713	415,716	415,713
Common shares	735,804	735,804	735,804	735,804	735,804
See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (Unaudited)

				Six-month periods
	Three-month periods ended			ended June 30
	June	March	June
	30,2005	31,2005	30,2004	2005	2004
Cash flows from operating activities:
Net income	1,630	698	504	2,328	909
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	136	129	79	265	178
Dividends received	126	69	60	195	121
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(220)	(133)	(150)	(353)	(236)
Deferred income taxes	107	(47)	23	60	(9)
Provisions for other contingencies	(8)	(3)	—	(11)	—
Impairment of property, plant and equipment	12	4	—	16	—
Foreign exchange and monetary losses (gains)	(298)	27	291	(271)	336
Net unrealized derivative losses (gains)	(85)	(5)	(22)	(90)	32
Minority interests	204	52	82	256	109
Interest payable, net	38	(2)	27	36	13
Others	(63)	(17)	27	(80)	9
Decrease (increase) in assets:
Accounts receivable	(472)	(92)	(132)	(564)	(155)
Inventories	(50)	(20)	(67)	(70)	(82)
Others	(187)	(74)	67	(261)	42
Increase (decrease) in liabilities:
Suppliers	142	45	(59)	187	(84)
Payroll and related charges	13	(35)	(18)	(22)	(21)
Taxes payable	325	(79)	—	246	—
Others	76	(86)	(12)	(10)	135

Cash provided by operating activities	1,426	431	700	1,857	1,297

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(27)	—	(6)	(27)	(6)
Repayments	22	3	5	25	46
Others	—	1	4	1	19
Guarantees and deposits	(3)	(17)	(18)	(20)	(42)
Additions to investments	(90)	(1)	(6)	(91)	(15)
Additions to property, plant and equipment	(777)	(661)	(416)	(1,438)	(797)
Proceeds Others from disposals of property, plant and equipment	1	2	—	3	—

Cash used in investing activities	(874)	(673)	(437)	(1,547)	(795)

Cash flows from financing activities:
Short-term debt, net issuances (repayments)	216	21	(44)	237	—
Loans
Related parties
Additions	3	4	3	7	6
Repayments	(9)	(17)	(1)	(26)	(7)
Issuances of long-term debt
Related parties	11	4	—	15	—
Others	114	235	227	349	892
Repayments of long-term debt
Others	(432)	(156)	(201)	(588)	(671)
Interest attributed to stockholders	(500)	—	(269)	(500)	(269)

Cash provided by (used in) financing activities	(597)	91	(285)	(506)	(49)

Increase (decrease) in cash and cash equivalents	(45)	(151)	(22)	(196)	453
Effect of exchange rate changes on cash and cash equivalents	(121)	24	(2)	(97)	(5)
Initial cash in new consolidated subsidiary	—	—	—	—	26
Cash and cash equivalents, beginning of period	1,122	1,249	1,083	1,249	585

Cash and cash equivalents, end of period	956	1,122	1,059	956	1,059

Cash paid during the period for:
Interest on short-term debt	—	—	—	—	(2)
Interest on long-term debt	(35)	(82)	(51)	(117)	(131)
Income tax	(171)	(79)	—	(250)	—
Non-cash transactions
Interest capitalized	(9)	(15)	(6)	(24)	(11)
Income tax paid with credits	(53)	(27)	(64)	(80)	(61)
See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

	Three-month periods ended			Six-month periods ended June 30
	June	March	June
	30, 2005	31, 2005	30, 2004	2005	2004
Preferred class A stock (including three special shares)
Beginning of the period	1,176	1,176	1,055	1,176	1,055
Transfer from appropriated retained earnings	974	—	121	974	121

End of the period	2,150	1,176	1,176	2,150	1,176

Common stock
Beginning of the period	2,121	2,121	1,902	2,121	1,902
Transfer from appropriated retained earnings	1,685	—	219	1,685	219

End of the period	3,806	2,121	2,121	3,806	2,121

Treasury stock

End of the period	(88)	(88)	(88)	(88)	(88)

Additional paid-in capital
End of the period	498	498	498	498	498

Other cumulative comprehensive loss
Cumulative translation adjustments
Beginning of the period	(3,891)	(3,869)	(4,480)	(3,869)	(4,449)
Change in the period	1,032	(22)	(277)	1,010	(308)

End of the period	(2,859)	(3,891)	(4,757)	(2,859)	(4,757)

Unrealized gain on available-for-sale securities
Beginning of the period	116	95	77	95	74
Change in the period	(1)	21	(16)	20	(13)

End of the period	115	116	61	115	61

Total other cumulative comprehensive loss	(2,744)	(3,775)	(4,696)	(2,744)	(4,696)

Appropriated retained earnings
Beginning of the period	4,126	4,143	3,016	4,143	3,035
Transfer (to) from retained earnings	362	(17)	(175)	345	(194)
Transfer to capital stock	(2,659)	—	(340)	(2,659)	(340)

End of the period	1,829	4,126	2,501	1,829	2,501

Retained earnings
Beginning of the period	4,030	3,315	3,119	3,315	2,857
Net income	1,630	698	504	2,328	909
Interest attributed to stockholders
Preferred class A stock	(180)	—	(48)	(180)	(106)
Common stock	(320)	—	(83)	(320)	(187)
Appropriation (to) from reserves	(362)	17	175	(345)	194

End of the period	4,798	4,030	3,667	4,798	3,667

Total stockholders’ equity	10,249	8,088	5,179	10,249	5,179

Comprehensive income is comprised as follows:
Net income	1,630	698	504	2,328	909
Cumulative translation adjustments	1,032	(22)	(277)	1,010	(308)
Unrealized gain on available-for-sale securities	(1)	21	(16)	20	(13)

Total comprehensive income	2,661	697	211	3,358	588

Shares
Preferred class A stock (including three special shares)	415,727,739	415,727,739	415,727,739	415,727,739	415,727,739
Common stock	749,949,429	749,949,429	749,949,429	749,949,429	749,949,429
Treasury stock (1)
Beginning of the period	(14,157,325)	(14,157,461)	(14,158,059)	(14,157,461)	(14,158,059)
Sales	12	136	—	148	—

End of the period	(14,157,313)	(14,157,325)	(14,158,059)	(14,157,313)	(14,158,059)

	1,151,519,855	1,151,519,843	1,151,519,109	1,151,519,855	1,151,519,109

Interest attributed to stockholders (per share)
Preferred class A stock (including three special shares)	0.43	—	0.11	0.43	0.25
Common stock	0.43	—	0.11	0.43	0.25

(1)	As of June 30, 2005, 14,145,510 common shares and 11,803 preferred shares were held in treasury in the amount of US$ 88. The 14,145,510 common shares guarantee a loan of our subsidiary Alunorte.
See notes to condensed consolidated financial information.

Notes to the Condensed Consolidated Financial Information Expressed in millions of United States dollars, unless otherwise stated (Unaudited)

1	The Company and its operations

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our joint ventures and affiliates are described in Note 7.

The main operating subsidiaries we consolidate are as follows:

		%voting
Subsidiary	% ownership	capital	Head office location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57	61	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51	51	Brazil	Aluminum
CADAM S.A (CADAM) (1)	37	100	Brazil	Kaolin
CVRD Overseas Ltd.	100	100	Cayman Islands	Trading
Ferrovia Centro-Atlântica S. A.	100	100	Brazil	Logistics
Itabira Rio Doce Company Ltd. — ITACO	100	100	Cayman Islands	Trading
Minerações Brasileiras Reunidas S.A. — MBR (2)	56	90	Brazil	Iron ore
Navegação Vale do Rio Doce S.A. — DOCENAVE	100	100	Brazil	Shipping
Pará Pigmentos S.A. (1)	76	86	Brazil	Kaolin
Rio Doce International Finance Ltd. — RDIF	100	100	Bahamas	International finance
Rio Doce Manganês S.A.	100	100	Brazil	Manganese and Ferroalloys
Rio Doce Manganèse Europe — RDME	100	100	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100	100	Norway	Ferroalloys
Salobo Metais S.A.	100	100	Brazil	Copper
Urucum Mineração S.A.	100	100	Brazil	Iron ore, Ferroalloys and
				Manganese

(1)	Through Caemi Mineração e Metalurgia S.A. CVRD holds 60.2% of the total capital and 100% of the voting capital.

(2)	Through Caemi Mineração e Metalurgia S.A. and Belém Administrações e Participações Ltda.
2	Basis of consolidation

All majority-owned subsidiaries where we have both share and management control are consolidated, with elimination of all significant intercompany accounts and transactions. Additionally, variable interest entities in which we are the primary beneficiary (FASB Interpretation FIN No. 46 “Consolidation of Variable Interest Entities (revised December 2003)”) are consolidated as from January 1, 2004. Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable.

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Investments in unincorporated joint ventures, formed for the purpose of investing in hydroelectric power projects, are proportionately consolidated.

3	Summary of significant accounting policies

Our condensed consolidated interim financial information for the three-month periods ended June 30, 2005, March 31, 2005 and June 30, 2004 and for the six-month periods ended June 30, 2005 and 2004 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three and six month period ended June 30, 2005 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2005.

In preparing the consolidated financial statements, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations, actual results may vary from our estimates.

Exchange rates at June 30, 2005, March 31, 2005 and December 31, 2004 were R$2,3504: US$1.00, R$2,6662: US$1.00 and R$2,6544: US$1.00, respectively.

4	Recently-issued accounting pronouncements

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” which sets reporting of a change in accounting principles or errors. We do not expect FASB No. 154 to have a significant impact on our financial position, results of operations or cash flows.

In March 2005, the FASB issued FSP FIN 46(R)-5, “Consolidation of Variable Interests Entities” to address whether a reporting enterprise should consider whether it holds an implicit variable interest in a variable interest entity (VIE) or potential VIE when specific conditions exist. We adopted FIN 46R and we do not expect FSP FIN 46(R)-5 to have any impact on our financial position, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” which refers to legal obligation to perform an asset retirement activity. We do not expect FASB Interpretation No. 47 to have a significant impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” which sets accounting requirements for “share-based” compensation to employees, including employee-stock-purchase-plans (ESPPs) and provides guidance on accounting for awards to non-employees. Which did not have a significant impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets” an amendment of APB No. 29. We will apply this Statement in the event exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” an amendment of ARB No. 43, Chapter 4 that deals with inventory pricing. We have already adopted this new Statement, which did not have a significant impact on our financial position, results of operations or cash flows.

In September 2004, the FASB issued FSP EITF Issue 03-1-1, which delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary

Impairment and Its Application to Certain Investments. We do not expect EITF Issue No. 03-01 to have any impact on our financial position, results of operations or cash flows.

5	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

The amount reported as income tax expense in our condensed consolidated financial information is reconciled to the statutory rates as follows:

	Three-month			Six-month periods
	periods ended			ended June 30
	June 30,	March 31,	June 30,
	2005	2005	2004	2005	2004
Income before income taxes, equity results and minority interests	2,051	730	500	2,781	911

Federal income tax and social contribution expense at statutory enacted rates	(697)	(248)	(171)	(945)	(310)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	131	54	44	185	99
Exempt foreign income (expenses)	82	46	21	128	35
Difference on tax basis of equity investees	(17)	(4)	(16)	(21)	(30)
Tax incentives	59	22	3	81	12
Valuation allowance reversal (provision)	—	—	52	—	52
Other non-taxable gains (losses)	5	17	3	22	13

Federal income tax and social contribution expense in consolidated statements of income	(437)	(113)	(64)	(550)	(129)

We have certain tax incentives relative to our iron ore and manganese operations in Carajás, potash in Sergipe and relative to alumina and aluminum in Barcarena. The incentives relative to iron ore and manganese comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels which expires in 2010 and 2013, respectively, while the partial exemption incentives relative to aluminum expire in 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

6	Inventories

	June 30,	December
	2005	31, 2004
Finished products
Iron ore and pellets	224	205
Manganese and ferroalloys	164	156
Aluminum	53	54
Alumina	22	20
Kaolin	19	17
Others	31	11
Spare parts and maintenance supplies	520	386

	1,033	849

7	Investments in affiliated companies and joint ventures

	June 30, 2005				Investments		Equity Adjustments					Dividends received
																	Quoted
										Six-month periods					Six-month periods		market
							Three-month periods ended			ended June 30		Three-month periods ended			ended June 30		value
	Participation in		Net	Net income for	June 30,	December	June 30,	March 31,	June 30,			June 30,	March 31,	June 30,			June 30,
	capital (%)		equity	the period	2005	31, 2004	2005	2005	2004	2005	2004	2005	2005	2004	2005	2004	2005
	voting	total
Ferrous
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (2)	51.11	51.00	67	28	34	30	11	2	5	13	7	—	—	—	—	—	n/a
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (2)	51.00	50.89	82	32	42	26	14	2	3	16	4	3	1	—	4	—	n/a
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	62	33	31	13	14	3	1	17	2	—	—	—	—	—	n/a
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (2)	51.00	50.90	69	29	35	18	13	1	3	14	4	—	—	—	—	—	n/a
Gulf Industrial Investment Company — GIIC	50.00	50.00	139	70	70	45	23	12	2	35	6	11	—	1	11	7	n/a
SAMARCO Mineração S.A. — SAMARCO (3)	50.00	50.00	588	182	340	261	56	34	20	90	45	35	20	30	55	49	n/a
Minas da Serra Geral S.A. — MSG	50.00	50.00	39	(2)	19	18	(4)	—	(2)	(4)	(2)	—	—	—	—	—	n/a
Others	—	—	—	—	26	24	1	(2)	—	(1)	(1)	—	—	—	—	—	n/a

					597	435	128	52	32	180	65	49	21	31	70	56	n/a

Logistics
MRS Logística S.A	37.23	29.35	261	—	75	78	12	10	8	22	14	5	—	—	5	—	n/a
Others	—	—	—	—	—	1	—	—	—	—	—	—	—	—	—	—	n/a

					75	79	12	10	8	22	14	5	—	—	5	—	n/a

Holdings

Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	22.99	11.46	2,013	864	231	140	57	42	16	99	34	34	—	—	34	13	425
Companhia Siderúrgica de Tubarão — CST (1)			—	—	—	—	—	—	61	—	78	—	—	—	—	—	n/a
California Steel Industries Inc. — CSI	50.00	50.00	324	32	162	149	5	11	15	16	14	—	20	2	20	2	n/a
SIDERAR (cost $15) — available for sale investments	4.85	4.85	—	—	130	110	—	—	—	—	—	—	—	—	—	—	130

					523	399	62	53	92	115	126	34	20	2	54	15	555

Aluminum and bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	362	80	145	171	17	15	14	32	25	30	28	20	58	41	n/a
Valesul Alumínio S.A. — VALESUL	54.51	54.51	114	7	62	55	1	3	4	4	7	8	—	7	8	9	n/a

					207	226	18	18	18	36	32	38	28	27	66	50	n/a

Coal
Henan Longyu Resources Co. Ltd(4)	—	—	—	—	86	—	—	—	—	—	—	—	—	—	—	—	n/a
Shandong Yankuang International Company Ltd(4)	—	—	—	—	10	10	—	—	—	—	—	—	—	—	—	—	n/a

					96	10	—	—	—	—	—	—	—	—	—	—	n/a

Other affiliates and joint ventures	—	—	—	—	10	10	—	—	—	—	(1)	—	—	—	—	—	n/a

					836	645	80	71	110	151	157	72	48	29	120	65	555

Total					1,508	1,159	220	133	150	353	236	126	69	60	195	121	555

(1)	During 2004 we sold its interest in CST;

(2)	We held a majority of the voting power of several entities that were accounted for under the equity method in accordance with EITF 96-16 due to veto rights held by minority under shareholders agreements;

(3)	Investment includes goodwill of US$45 in periods presented;

(4)	Preoperating investiments.

8	Pension costs

				Six-month periods
	Three month periods ended			ended June 30
	June 30,	March 31,	June 30,
	2005	2005	2004 (*)	2005	2004 (*)
Service cost — benefits earned during the period	1	—	—	1	1
Interest cost on projected benefit obligation	60	56	47	116	94
Expected return on assets	(75)	(69)	(53)	(144)	(106)
Amortization of initial transitory obligation	2	3	2	5	4
Net deferral	(4)	(4)	(6)	(8)	(12)

Net periodic pension cost	(16)	(14)	(10)	(30)	(19)

(*)	Based on 2004 annual periodic pension cost.
In addition to benefits provided under the Pension Plan, accruals have been made relative to supplementary health care benefits extended in previous periods as part of early-retirement programs. Such accruals included in long-term liabilities totaled US$229 and US$215, at June 30, 2005 and December 31, 2004, respectively, plus US$44 and US$34, respectively, in current liabilities.

The cost recognized for the three-month ended June 30, 2005, March 31, 2005, and June 30, 2004 relative to the defined contribution element of the New Plan was US$2, in each period.

We previously disclosed in our consolidated financial statements for the year ended December 31, 2004, that we expected to contribute US$16 to our defined benefit pension plan in 2005. As of June 30, 2005, US$9 of our contributions have been made. We do not expect any change in our previous estimate.

9	Commitments and contingencies

(a)	At June 30, 2005, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$6, as follows:

	Amount of	Denominated		Final	Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	maturity	guarantees
SAMARCO	5	US$	Debt guarantee	2008	None
VALESUL	1	R$	Debt guarantee	2007	None

	6

We expect no losses to arise as a result of the above guarantees. We charge a commission for extending these guarantees in the case of Samarco.

We have not provided any significant guarantees since January 1, 2003 which would require fair value adjustments under FIN 45 — “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.

(b)	We and our subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	June 30, 2005		December 31, 2004
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor claims	256	127	221	109
Civil claims	204	95	185	72
Tax — related actions	814	390	473	341
Others	44	10	35	9

	1,318	622	914	531

Labor — related actions principally comprise employee claims for (i) payment of time spent travelling from their residences to the work-place, (ii) additional payments for alleged dangerous or unhealthy working conditions and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Tax — related actions principally comprise our challenges of certain income tax, revenue taxes, Value Added Tax and of the tax on checking account transaction – CPMF.

We continue to vigorously pursue our interests in all the above actions but recognize that probably will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are released to the prevailing party.

Contingencies settled in the three-month period ended June 30, 2005, March 31, 2005 and june 30, 2004 aggregated US$56, US$4 and US$14, respectively, and additional provisions aggregated US$44, US$14 and US$39, respectively.

In addition to the contingencies for which we have made provisions, we have possible losses in connection with tax contingencies totaling US$843 at June 30, 2005, for which, no provision is maintained.

(c)	We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide US$205, which represents half of the US$410 in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region. We will oversee these projects and BNDES will advance us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of June 30, 2005, the remaining contributions towards exploration and development activities totaled US$44. In the event that either of us wishes to conduct further exploration and development after having spent such US$205, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose all the rights and benefits provided for in the Mineral Risk Contract and any amounts previously contributed to the project.

Under the Mineral Risk Contract, BNDES has agreed to compensate us through a finder’s fee production royalty on their share of mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder’s fee is equal to 6.5% of revenues.

(d)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

On March 22, 2005 we declared a distribution on these “debentures” in the amount of US$3, paid as from April 1, 2005.

(e)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. The changes are demonstrated as follows:

	Three-month periods ended			Six-month periods
	(unaudited)			ended June 30
	June 30,	March 31,	June 30,
	2005	2005	2004	2005	2004
Environmental liabilities beginning of period	137	134	82	134	81
Accretion expense	10	4	4	14	6
Liabilities settled in the current period	(4)	—	—	(4)	—
Cumulative translation adjustment	16	(1)	(4)	15	(5)

Environmental liabilities end of period	159	137	82	159	82

10	Segment and geographical information

In 1999 we adopted SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

Ferrous products — comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products – comprises the production of non-ferrous minerals, including potash, kaolin, copper and research of others minerals, mainly nickel.

Logistics — comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings — divided into the following sub-groups:
•	Aluminum — comprises aluminum trading activities, alumina refining and aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

•	Steel — comprises our investments in joint ventures and affiliates operating in the steel industry.

•	Others — comprises our investments in joint ventures and affiliates engaged in other business.

Consolidated net income and principal assets are reconciled as follows:
Results by segment — before eliminations (Unaudited)

	As of and for the three-month periods ended
	June 30, 2005							March 31, 2005							June 30, 2004
				Holdings							Holdings							Holdings
		Non							Non							Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	3,539	206	17	422	—	(1,476)	2,708	2,059	153	20	445	—	(1,001)	1,676	1,875	81	22	398	—	(923)	1,453
Gross revenues — Domestic	679	42	318	81	—	(107)	1,013	386	49	228	93	—	(104)	652	364	35	219	47	—	(85)	580
Cost and expenses	(2,580)	(203)	(210)	(392)	(12)	1,583	(1,814)	(1,792)	(162)	(158)	(397)	—	1,105	(1,404)	(1,591)	(89)	(142)	(308)	—	1,008	(1,122)
Depreciation, depletion and amortization	(97)	(17)	(10)	(12)	—	—	(136)	(97)	(13)	(9)	(10)	—	—	(129)	(57)	(6)	(8)	(8)	—	—	(79)

Operating income (loss)	1,541	28	115	99	(12)	—	1,771	556	27	81	131	—	—	795	591	21	91	129	—	—	832
Financial income	78	—	11	3	1	(66)	27	69	1	8	2	—	(51)	29	63	—	2	20	1	(67)	19
Financial expenses	(159)	(4)	(4)	50	—	66	(51)	(129)	(1)	(3)	(10)	—	51	(92)	(139)	(2)	(5)	(26)	(1)	67	(106)
Foreign exchange and monetary gains (losses), net	201	3	(7)	107	—	—	304	(5)	3	—	—	—	—	(2)	(202)	(2)	(1)	(42)	2	—	(245)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	128	—	12	18	62	—	220	52	—	10	18	53	—	133	32	—	8	18	92	—	150
Income taxes	(390)	(1)	(5)	(40)	(1)	—	(437)	(67)	(2)	(5)	(39)	—	—	(113)	(87)	(4)	(1)	31	(3)	—	(64)
Minority interests	(105)	—	—	(99)	—	—	(204)	(24)	—	—	(28)	—	—	(52)	(31)	1	—	(52)	—	—	(82)

Net income	1,294	26	122	138	50	—	1,630	452	28	91	74	53	—	698	227	14	94	78	91	—	504

Sales classified by geographic destination:
Export market
America, except United States	334	—	11	81	—	(144)	282	216	—	11	106	—	(145)	188	172	—	18	41	—	(98)	133
United States	166	—	—	42	—	(89)	119	126	—	3	78	—	(109)	98	121	—	—	7	—	(70)	58
Europe	1,518	125	6	185	—	(685)	1,149	824	50	6	132	—	(359)	653	857	68	4	212	—	(435)	706
Middle East/Africa/Oceania	277	34	—	—	—	(75)	236	124	38	—	6	—	(51)	117	87	1	—	—	—	(19)	69
Japan	353	6	—	98	—	(133)	324	192	6	—	97	—	(79)	216	187	4	—	105	—	(99)	197
China	641	10	—	—	—	(220)	431	399	28	—	26	—	(174)	279	300	5	—	33	—	(135)	203
Asia, other than Japan and China	250	31	—	16	—	(130)	167	178	31	—	—	—	(84)	125	151	3	—	—	—	(67)	87

	3,539	206	17	422	—	(1,476)	2,708	2,059	153	20	445	—	(1,001)	1,676	1,875	81	22	398	—	(923)	1,453
Domestic market	679	42	318	81	—	(107)	1,013	386	49	228	93	—	(104)	652	364	35	219	47	—	(85)	580

	4,218	248	335	503	—	(1,583)	3,721	2,445	202	248	538	—	(1,105)	2,328	2,239	116	241	445	—	(1,008)	2,033

Assets:

Property, plant and equipment, net	7,511	1,478	827	1,572	126	—	11,514	6,192	1,403	690	1,255	1	—	9,541	4,542	1,020	483	826	1	—	6,872
Additions to Property, plant and equipment	525	46	52	153	1	—	777	368	29	42	109	—	—	548	165	62	153	35	1	—	416
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	597	—	75	207	629	—	1,508	466	—	66	217	473	—	1,222	330	—	56	195	385	—	966

Capital employed	6,468	1,001	827	1,079	22	—	9,397	5,275	918	682	975	(27)	—	7,823	4,307	679	449	816	26	—	6,277

Operating income by product – after eliminations (unaudited)

	As of and for the three-month periods ended
	June 30, 2005									March 31, 2005									June 30, 2004
				Value				Depreciation,					Value				Depreciation,					Value				Depreciation,
	Revenues			added	Net	Cost and		depletion and	Operating	Revenues			added	Net	Cost and		depletion and	Operating	Revenues			added	Net	Cost and		depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income
Ferrous
Iron ore	1,694	472	2,166	(81)	2,085	(682)	1,403	(87)	1,316	865	225	1,090	(30)	1,060	(529)	531	(84)	447	732	211	943	(38)	905	(394)	511	(55)	456
Pellets	462	107	569	(27)	542	(333)	209	(4)	205	267	74	341	(11)	330	(237)	93	(3)	90	251	68	319	(11)	308	(207)	101	—	101
Manganese	14	5	19	(1)	18	(14)	4	—	4	16	4	20	(2)	18	(9)	9	—	9	8	3	11	(2)	9	(7)	2	—	2
Ferroalloys	98	56	154	(14)	140	(96)	44	(5)	39	102	51	153	(14)	139	(82)	57	(3)	54	103	50	153	(13)	140	(72)	68	(3)	65

	2,268	640	2,908	(123)	2,785	(1,125)	1,660	(96)	1,564	1,250	354	1,604	(57)	1,547	(857)	690	(90)	600	1,094	332	1,426	(64)	1,362	(680)	682	(58)	624
Non ferrous
Potash	—	31	31	(2)	29	(15)	14	(2)	12	—	30	30	(3)	27	(14)	13	(2)	11	—	31	31	(6)	25	(13)	12	(1)	11
Kaolin	38	7	45	(1)	44	(24)	20	(6)	14	34	5	39	(2)	37	(20)	17	(10)	7	34	5	39	(1)	38	(21)	17	(4)	13
Copper	89	4	93	(1)	92	(44)	48	(9)	39	61	14	75	(3)	72	(40)	32	(8)	24	24	—	24	—	24	(4)	20	(2)	18

	127	42	169	(4)	165	(83)	82	(17)	65	95	49	144	(8)	136	(74)	62	(20)	42	58	36	94	(7)	87	(38)	49	(7)	42
Aluminum
Alumina	94	16	110	(11)	99	(95)	4	(6)	(2)	114	22	136	(8)	128	(98)	30	(6)	24	83	—	83	(4)	79	(66)	13	(5)	8
Aluminum	194	10	204	(1)	203	(93)	110	(6)	104	191	9	200	(1)	199	(90)	109	(4)	105	197	1	198	(1)	197	(67)	130	(3)	127
Bauxite	13	—	13	—	13	(12)	1	—	1	10	—	10	—	10	(9)	1	—	1	8	—	8	—	8	(8)	—	—	—

	301	26	327	(12)	315	(200)	115	(12)	103	315	31	346	(9)	337	(197)	140	(10)	130	288	1	289	(5)	284	(141)	143	(8)	135
Logistics
Railroads	—	232	232	(37)	195	(124)	71	(9)	62	—	159	159	(27)	132	(91)	41	(8)	33	—	153	153	(25)	128	(81)	47	(4)	43
Ports	—	60	60	(10)	50	(33)	17	—	17	—	46	46	(9)	37	(26)	11	(1)	10	—	45	45	(3)	42	(21)	21	(1)	20
Ships	12	12	24	(2)	22	(19)	3	(2)	1	15	12	27	(2)	25	(25)	—	—	—	10	12	22	(7)	15	(25)	(10)	(1)	(11)

	12	304	316	(49)	267	(176)	91	(11)	80	15	217	232	(38)	194	(142)	52	(9)	43	10	210	220	(35)	185	(127)	58	(6)	52
Others	—	1	1	3	4	(45)	(41)	—	(41)	1	1	2	(3)	(1)	(19)	(20)	—	(20)	3	1	4	(2)	2	(23)	(21)	—	(21)

	2,708	1,013	3,721	(185)	3,536	(1,629)	1,907	(136)	1,771	1,676	652	2,328	(115)	2,213	(1,289)	924	(129)	795	1,453	580	2,033	(113)	1,920	(1,009)	911	(79)	832

Results by segment — before eliminations (Unaudited)

	Six-month periods ended June 30,
	2005							2004
				Holdings							Holdings
		Non							Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	5.598	359	37	867	—	(2.477)	4.384	3,437	115	41	761	—	(1,658)	2,696
Gross revenues — Domestic	1.065	91	546	174	—	(211)	1.665	651	63	403	106	—	(155)	1,068
Cost and expenses	(4.372)	(365)	(368)	(789)	(12)	2.688	(3.218)	(2,960)	(142)	(270)	(612)	—	1,813	(2,171)
Depreciation, depletion and amortization	(194)	(30)	(19)	(22)	—	—	(265)	(135)	(12)	(15)	(16)	—	—	(178)

Operating (loss) income	2.097	55	196	230	(12)	—	2.566	993	24	159	239	—	—	1,415

Financial income	147	1	19	5	1	(117)	56	107	—	6	3	2	(87)	31
Financial expenses	(288)	(5)	(7)	40	—	117	(143)	(255)	(3)	(9)	(67)	(1)	87	(248)
Foreign exchange and monetary gains (losses), net	196	6	(7)	107	—	—	302	(234)	(2)	(6)	(48)	3	—	(287)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	180	—	22	36	115	—	353	65	—	14	32	125	—	236
Income taxes	(457)	(3)	(10)	(79)	(1)	—	(550)	(141)	(4)	(3)	22	(3)	—	(129)
Minority interests	(129)	—	—	(127)	—	—	(256)	(45)	—	—	(64)	—	—	(109)

Net income	1.746	54	213	212	103	—	2.328	490	15	161	117	126	—	909

Sales classified by geographic destination:
Export market
America, except United States	550	—	22	187	—	(289)	470	330	—	33	111	—	(201)	273
United States	292	—	3	120	—	(198)	217	228	—	—	45	—	(136)	137
Europe	2.342	175	12	317	—	(1.044)	1.802	1,516	90	8	361	—	(747)	1,228
Middle East/Africa/Oceania	401	72	—	6	—	(126)	353	176	1	—	—	—	(45)	132
Japan	545	12	—	195	—	(212)	540	337	12	—	185	—	(166)	368
China	1.040	38	—	26	—	(394)	710	538	9	—	59	—	(232)	374
Asia, other than Japan and China	428	62	—	16	—	(214)	292	312	3	—	—	—	(131)	184

	5.598	359	37	867	—	(2.477)	4.384	3,437	115	41	761	—	(1,658)	2,696
Domestic market	1.065	91	546	174	—	(211)	1.665	651	63	403	106	—	(155)	1,068

	6.663	450	583	1.041	—	(2.688)	6.049	4,088	178	444	867	—	(1,813)	3,764

Assets:

Property, plant and equipment, net	7.511	1.478	827	1.572	126	—	11.514	4,542	1,020	483	826	1	—	6,872
Additions to Property, plant and equipment	1.007	75	94	262	—	—	1.438	322	133	285	57	—	—	797
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	597	—	75	207	629	—	1.508	330	—	56	195	385	—	966

Capital employed	6.468	1.001	827	1.079	22	—	9.397	4,307	679	449	816	26	—	6,277

Operating income by product – after eliminations (unaudited)

	Six-month periods ended June 30,
	2005									2004
	Revenues			Value				Depreciation,		Revenues			Value				Depreciation,
				added	Net	Cost and		depletion and	Operating				added	Net	Cost and		depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income
Ferrous
Iron ore	2,559	697	3,256	(111)	3,145	(1,204)	1,941	(178)	1,763	1,384	385	1,769	(61)	1,708	(779)	929	(125)	804
Pellets	729	181	910	(38)	872	(570)	302	(7)	295	434	120	554	(19)	535	(379)	156	(3)	153
Manganese	30	9	39	(3)	36	(23)	13	—	13	14	6	20	(3)	17	(14)	3	—	3
Ferroalloys	200	107	307	(28)	279	(178)	101	(8)	93	194	81	275	(21)	254	(158)	96	(7)	89

	3,518	994	4,512	(180)	4,332	(1,975)	2,357	(193)	2,164	2,026	592	2,618	(104)	2,514	(1,330)	1,184	(135)	1,049

Non ferrous
Potash	—	61	61	(5)	56	(29)	27	(4)	23	—	54	54	(9)	45	(22)	23	(3)	20
Kaolin	72	12	84	(3)	81	(51)	30	(9)	21	68	10	78	(3)	75	(43)	32	(7)	25
Copper	150	18	168	(4)	164	(84)	80	(17)	63	24	—	24	—	24	(4)	20	(2)	18

	222	91	313	(12)	301	(164)	137	(30)	107	92	64	156	(12)	144	(69)	75	(12)	63

Aluminum
Alumina	208	38	246	(19)	227	(193)	34	(12)	22	181	6	187	(9)	178	(156)	22	(9)	13
Aluminum	385	19	404	(2)	402	(183)	219	(10)	209	347	12	359	(1)	358	(121)	237	(7)	230
Bauxite	23	—	23	—	23	(21)	2	—	2	23	—	23	—	23	(21)	2	—	2

	616	57	673	(21)	652	(397)	255	(22)	233	551	18	569	(10)	559	(298)	261	(16)	245

Logistics
Railroads	—	391	391	(64)	327	(215)	112	(17)	95	—	286	286	(44)	242	(147)	95	(12)	83
Ports	—	106	106	(19)	87	(59)	28	(1)	27	—	83	83	(6)	77	(44)	33	(2)	31
Ships	27	24	51	(4)	47	(44)	3	(2)	1	21	21	42	(10)	32	(52)	(20)	(1)	(21)

	27	521	548	(87)	461	(318)	143	(20)	123	21	390	411	(60)	351	(243)	108	(15)	93
Others	1	2	3	—	3	(64)	(61)	—	(61)	6	4	10	(2)	8	(43)	(35)	—	(35)

	4,384	1,665	6,049	(300)	5,749	(2,918)	2,831	(265)	2,566	2,696	1,068	3,764	(188)	3,576	(1,983)	1,593	(178)	1,415

11	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed — all three are managed through derivative instruments. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (the quarterly information is unaudited):

	Interest
	rates
	(LIBOR)	Currencies	Gold	Alumina	Aluminum	Total
Unrealized gains (losses) at April 1, 2005	(12)	3	(31)	(50)	(113)	(203)
Financial settlement	4	—	2	9	9	24
Unrealized gains (losses) in the period	—	(1)	3	24	59	85
Effect of exchange rate changes	(1)	—	(4)	(5)	(9)	(19)

Unrealized gains (losses) at June 30, 2005	(9)	2	(30)	(22)	(54)	(113)

Unrealized gains (losses) at January 1, 2005	(17)	4	(37)	(55)	(127)	(232)
Financial settlement	3	—	2	8	10	23
Unrealized gains (losses) in the period	2	(1)	3	(3)	4	5
Effect of exchange rate changes	—	—	1	—	—	1

Unrealized gains (losses) at March 31, 2005	(12)	3	(31)	(50)	(113)	(203)

Unrealized gains (losses) at April 1, 2004	(48)	1	(37)	(36)	(43)	(163)
Financial settlement	11	—	1	—	—	12
Unrealized gains (losses) in the period	5	—	9	4	4	22
Effect of exchange rate changes	2	—	2	2	2	8

Unrealized gains (losses) at June 30, 2004	(30)	1	(25)	(30)	(37)	(121)

Unrealized gains (losses) at January 1, 2005	(17)	4	(37)	(55)	(127)	(232)
Financial settlement	7	—	4	17	19	47
Unrealized gains (losses) in the period	2	(2)	6	21	63	90
Effect of exchange rate changes	(1)	—	(3)	(5)	(9)	(18)

Unrealized gains (losses) at June 30, 2005	(9)	2	(30)	(22)	(54)	(113)

Unrealized gains (losses) at January 1, 2004	(46)	5	(32)	(18)	—	(91)
Initial consolidation of Albras	—	—	—	—	(20)	(20)
Financial settlement	14	(2)	1	—	—	13
Unrealized gains (losses) in the period	(1)	(2)	4	(14)	(19)	(32)
Effect of exchange rate changes	3	—	2	2	2	9

Unrealized gains (losses) at June 30, 2004	(30)	1	(25)	(30)	(37)	(121)

Unrealized gains (losses) in the period are included in our income statement under the caption of financial expenses and foreign exchange on liabilities.

Final maturity dates for the above instruments are as follows:

Interest rates (LIBOR)	October 2007
Currencies	December 2011
Gold	December 2008
Alumina	December 2008
Aluminum	December 2008
* * *

Supplemental Financial Statements
The following unaudited information provides additional details in relation to certain financial ratios.
EBITDA – Earnings Before Interest, Income Tax, Depreciation and Amortization
(a)	EBITDA represents operating income plus depreciation, amortization and depletion plus impairment/gain on sale of property, plant and equipment plus dividends received from equity investees.

(b)	EBITDA is not a US GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.

(c)	Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.

(d)	Although EBITDA, as defined above, does not provide a US GAAP measure of operating cash flows, we use it to measure our operating performance and it is commonly used by financial analysts in evaluating our business.
Selected financial indicators for the main affiliates and joint ventures are available on the Company’s website, www.cvrd.com.br, under “investor relations”

CVRD’s Consolidated Debt Indices (Additional information — Unaudited)

	As of and for the			As of and for the six-month
	three-months periods ended			periods ended
	June 30,	March 31,		June 30,	June 30,
	2005	2005	June 30, 2004	2005	2004
Current debt
Current portion of long-term debt — unrelated parties	685	711	853	685	853
Short-term debt	346	118	127	346	127
Loans from related parties	50	51	45	50	45

	1,081	880	1,025	1,081	1,025

Long-term debt
Long-term debt — unrelated parties	3,072	3,290	3,488	3,072	3,488
Loans from related parties	15	12	1	15	1

	3,087	3,302	3,489	3,087	3,489

Gross debt (current plus long-term debt)	4,168	4,182	4,514	4,168	4,514

Interest paid over:
Short-term debt	—	—	—	—	(2)
Long-term debt	(35)	(82)	(51)	(117)	(131)
Interest paid	(35)	(82)	(51)	(117)	(133)

EBITDA	2,033	993	971	3,026	1,714
Stockholders’ equity	10,249	8,088	5,179	10,249	5,179
EBITDA / LTM Interest paid	17.73	13.24	12.94	17.73	12.94
Gross Debt / LTM EBITDA	0.83	1.05	1.55	0.83	1.55
Gross debt / Equity Capitalization (%)	29	36	47	29	47

Financial expenses
Third party — local debt	(15)	(10)	(12)	(25)	(25)
Third party — foreign debt	(42)	(38)	(67)	(80)	(110)
Related party debt	(4)	(2)	(5)	(6)	(7)

Gross interest	(61)	(50)	(84)	(111)	(142)
Labor and civil claims and tax-related actions	(13)	(11)	(9)	(24)	(15)
Tax on financial transactions — CPMF	(16)	(9)	(14)	(25)	(18)
Derivatives (Interest rate / Currencies)	(3)	2	37	(1)	3
Derivatives (gold / alumina / aluminum)	59	3	(14)	62	(39)
Others	(17)	(27)	(22)	(44)	(37)

	(51)	(92)	(106)	(143)	(248)

Financial income
Cash and cash equivalents	19	14	10	33	19
Others	8	15	9	23	12

	27	29	19	56	31

Financial expenses, net	(24)	(63)	(87)	(87)	(217)

Foreign exchange and monetary gain (losses) on liabilities(1)	537	(30)	(363)	507	(428)
Foreign exchange and monetary gain (losses) on assets	(233)	28	118	(205)	141

Foreign exchange and monetary gain (losses), net	304	(2)	(245)	302	(287)

Financial result, net	280	(65)	(332)	215	(504)

(1)	Includes foreign exchange gain(loss) on derivatives in the amount of US$29, US$0, US$1, US$29 and US$(4) for the three-month periods ended June 30, 2005, March 31,2005 and June 30 2004 and for the six-month periods ended June 30, 2005 and June 30, 2004, respectively.

Calculation of EBITDA (Additional information — Unaudited)

	As of and for the			As of and for the six-month
	three-month periods ended			periods ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2005	2005	2004	2005	2004
Operating income	1,771	795	832	2,566	1,415
Depreciation	136	129	79	265	178

	1,907	924	911	2,831	1,593

Dividends received	126	69	60	195	121

EBITDA	2,033	993	971	3,026	1,714

Net operating revenues	3,536	2,213	1,920	5,749	3,576
Margin EBITDA	57.5%	44.9%	50.6%	52.6%	47.9%
Adjusted EBITDA x Operating Cash Flows (Additional information — Unaudited)

	As of and for the three-month periods ended						As of and for the six-month periods ended
	June 30, 2005		March 31, 2005		June 30, 2004		June 30, 2005		June 30, 2004
		Operating		Operating		Operating				Operating
		cash		cash		cash		Operating		cash
	EBITDA	flows	EBITDA	flows	EBITDA	flows	EBITDA	cash flows	EBITDA	flows
Net income	1.630	1.630	698	698	504	504	2,328	2,328	909	909
Income tax	107	107	(47)	(47)	23	23	60	60	(9)	(9)
Income tax cash	330	—	160	—	41	—	490	—	138	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(220)	(220)	(133)	(133)	(150)	(150)	(353)	(353)	(236)	(236)
Foreign exchange and monetary gains(losses)	(304)	(298)	2	27	245	291	(302)	(271)	287	336
Financial (income)/expenses, net	24	38	63	(2)	87	27	87	36	217	13
Minority interests	204	204	52	52	82	82	256	256	109	109
Net working capital	—	(153)	—	(341)	—	(221)	—	(494)	—	(165)
Net unrealized derivative losses(gains)	—	(85)	—	(5)	—	(22)	—	(90)	—	32
Others	—	(59)	—	(16)	—	27	—	(75)	—	9

Operating income	1,771	1,164	795	233	832	561	2,566	1,397	1,415	998
Depreciation, depletion and amortization	136	136	129	129	79	79	265	265	178	178
Dividends received	126	126	69	69	60	60	195	195	121	121

	2,033	1,426	993	431	971	700	3,026	1,857	1,714	1,297

Operating cash flows		1,426		431		700		1,857		1,297

Income tax		330		160		41		490		138
Foreign exchange and monetary gains(losses)		(6)		(25)		(46)		(31)		(49)
Financial (income)/expenses, net		(14)		65		60		51		204
Net working capital		153		341		221		494		165
Others		144		21		(5)		165		(41)

EBITDA		2,033		993		971		3,026		1,714

Board of Directors, Fiscal Council and Executive Officers
Board of Directors
Sérgio Ricardo Silva Rosa Chairman
Arlindo Magno de Oliveira
Eduardo Fernando Jardim Pinto
Erik Persson Francisco Augusto da Costa e Silva
Jaques Wagner
Hiroshi Tada
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes
Jorge Luiz Pacheco
Advisory Committees of the Board of Directors
Accounting Committee
Antonio José de Figueiredo Ferreira
Inácio Clemente da Silva Paulo
Roberto Ferreira de Medeiros
Executive Development Committee
Arlindo Magno de Oliveira
João Moisés de Oliveira
Olga Nietta Loffredi
Oscar Augusto de Camargo Filho
Strategic Committee
Roger Agnelli Gabriel Stoliar
Cézar Manoel de Medeiros
José Roberto Mendonça de Barros
Luciano Coutinho
Finance Committee
Roger Agnelli
Fábio de Oliveira Barbosa
Rômulo de Mello Dias Wanderlei Viçoso
Fagundes Ivan Luiz Modesto Schara
Governance and Ethics Committee
Renato da Cruz Gomes
Ricardo Simonsen Ricardo Carvalho
Giambroni
Fiscal Council
José Bernardo de Medeiros
Neto Marcelo Amaral Moraes
Aníbal Moreira dos Santos
Joaquim Vieira Ferreira Levy
Executive Officers
Roger Agnelli
Chief Executive Officer
Murilo Pinto de Oliveira Ferreira
Executive Officer for Equity Holdings and
Business Development
José Carlos Martins
Executive Officer for Ferrous Minerals
Carla Grasso
Executive Officer for Human Resources and
Corporate Services
José Lancaster
Executive Officer for Non-Ferrous Minerals
Fábio de Oliveira Barbosa
Chief Financial Officer
Gabriel Stoliar
Executive Officer for Planning
Guilherme Rodolfo Laager
Executive Officer for Logistics
Otto de Souza Marques Junior
Chief Officer of Control Department
Marcus Vinícius Dias Severini
Chief Accountant
CRC-RJ 093892/O-3

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2005	COMPANHIA VALE DO RIO DOCE (Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer